No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF May 2011

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F        *         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

Exhibit 1:

On May 2, 2011, Honda Motor Co., Ltd. updated the earthquake impact on its Operations.

Exhibit 2:

The Board of Directors of Honda Motor Co., Ltd. (the “Company”), at its meeting held on May 16, 2011, resolved to propose a matter of “Amendments to Articles of Incorporation” as follows as an agenda item for the Company’s 87th ordinary general meeting of shareholders scheduled to be held on June 23, 2011.

Exhibit 3:

The Board of Directors of the Company, at its meeting held on May 16, 2011, resolved to convene the Company’s 87th ordinary general meeting of shareholders

Exhibit 4:

On May 26, 2011, Honda announced plans for the accelerated recovery of auto production in North America following the March 11 earthquake and tsunami in Japan. Honda will increase production volume at its North American automobile plants to a rate of 100 percent of the original production plan in August, for all models except the 2012 Civic.

Exhibit 5:

On May 27, 2011, the Company updated Following is the current outlook for the impact of the major earthquake in Northeastern Japan on Honda’s automobile production operations in the Asia Oceania Region.

Exhibit 6:

On May 27, 2011, Honda of the UK Manufacturing Ltd. announced to return to their normal daily production plan during September.

Exhibit 7:

On May 27, 2011, Honda Siel Cars India Ltd. announced that its production volume is likely to get normalized from the festival season.

Exhibit 8:

Notice of Convocation of the 87th Ordinary General Meeting of Shareholders of Honda Motor Co., Ltd. (the “Company”) has become available on May 30, 2011 on the Company’s website written below.

http://world.honda.com/investors/stock_bond/meeting/2011/notice-convocation-e.pdf

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD. )

/s/ Fumihiko Ike
Fumihiko Ike
Senior Managing Officer and Director
Chief Operating Officer for
Business Management Operations
(Chief Financial Officer)
Honda Motor Co., Ltd.

Date: June 3, 2011

Earthquake Impact on Honda Operations

Honda would like to express its deepest sympathy and condolences to the victims of the earthquake in Japan, and our sincere hopes for the earliest possible relief and recovery of the affected areas.

North American Operations

More than 80% of Honda and Acura products sold in the U.S. are produced in North America, and the vast majority of automotive parts for Honda automobiles manufactured in North America are sourced in the region. The following information (in boldface type) updates Honda’s production situation as it impacts the supply of Honda and Acura cars and light trucks to the North American market.

-Overall automobile production volume will remain at significantly reduced levels as we continue to operate at adjusted levels of production through the summer months. Honda’s goal in North America is to normalize overall production sometime around the end of the year. This recovery will occur step-by-step, and it will vary based on plant and model. As background, on March 30, Honda began to implement a strategy of temporary adjustments that reduce daily production levels at its North American auto plants as a result of interruptions in parts supplies from Japan in the aftermath of the earthquake and tsunami.

-Honda remains focused on minimizing the impact to associates and their families, and plans no layoffs at any of its North American facilities.

-The vast majority of Honda’s parts and materials are sourced here in North America. However, for global efficiency, a few critical parts continue to be supplied from Japan. Most of Honda’s Japan-based parts suppliers have resumed production. Honda is working with the few suppliers that have yet to resume production to re-establish their operations, while also evaluating additional sources for some parts in the supply chain. Teams throughout North America and global Honda continue to work diligently to overcome these temporary parts flow issues. Honda remains committed to doing what it can to minimize the impact on Honda associates, dealers and customers.

-As parts supply stabilizes and full auto production resumes, Honda will quickly develop a production schedule to meet the needs of Honda and Acura customers.

Vehicle Availability

Following is a summary of information concerning the impact of the Japan-based parts supply issue on the availability of Honda and Acura vehicles.

-Production of the all new 2012 Honda Civic will be at significantly reduced levels at least through the summer months. While dealers will continue to receive product, supply will be severely restricted with limited availability of certain models.

-The fall launch of the all-new 2012 CR-V will be delayed by at least one month. To bridge to the launch of the new model, Honda will extend production of the current 2011 CR-V, which remains the best selling SUV in America.

-Approximately 80 percent of the vehicles Honda sells in America are built at Honda plants in North America. Regarding Japan production for the North American market, due to the limited parts supply from Japan, Honda will bring in only a very limited number of Japan-built vehicles for the remainder of the year. This may mean models such as the Honda Fit, CR-Z, Insight and Civic Hybrid, and the Acura TSX, TSX Wagon and RL, will be in very limited supply until later in the year.

-Due to problems with the supply of Japan-sourced paint pigment that adds a shiny luster, certain colors of vehicles may be in short supply. Honda is working diligently to find a suitable replacement for such paints, or to reconfigure its model line with alternative exterior colors. This situation varies by model and production facility.

Other North American Operations

-Honda’s power equipment and all-terrain vehicle manufacturing operations to date are operating at normal production levels.

Japan Operations

Following is the current outlook for the impact of the major March 11 earthquake in Northeastern Japan on Honda Motor Co., Ltd’s automobile production operations within Japan.

-Concerning production in Japan of finished units and parts for overseas production, production volume will remain at approximately 50% of the original production plan until the end of June. As the supply of parts remains fluid, decisions concerning production from July on will be made step-by-step while monitoring the situation, toward the expected normalization of production in Japan before the end of 2011.

-On April 11, Honda resumed limited production of finished automobiles throughout Japan at approximately 50% of the original production plan, bringing all Honda auto plants in Japan back into production. On April 4, Honda Motor began limited production of component parts for North American plants at several Honda plants in Japan.

-However, since the component situation remains fluid, production of parts resumed at approximately 50% of the original production plan. Honda will carefully manage the situation and manage its operation accordingly.

-Honda will continue to make decisions based on the status of the recovery of Japanese society as a whole as well as the supply of parts. There are still many questions relating to the supply of parts manufactured by other suppliers in Japan and shipped directly from suppliers in Japan to Honda’s suppliers in North America.

-While most of our Japan-based suppliers have resumed production, there are a few suppliers that have yet to resolve the challenge to resume their production. In those cases, Honda is working with its suppliers to help reestablish their operations, while evaluating other possible sources for those parts in the supply chain. Please understand that Honda is making every effort to work toward a full recovery as quickly as possible. We appreciate everyone’s understanding during these challenging times.

-On March 28, Honda resumed motorcycle and power products production at Kumamoto Factory.

-Honda is exerting a company-wide effort to normalize our production as soon as possible. We deeply regret any inconvenience experienced by our customers and ask for their understanding during these challenging times.

Recovery of Operations in the Tochigi Area

-The impact of the earthquake was more severe at the Tochigi Factory (Moka, Tochigi), however, repair and inspection activities were completed for almost all facilities and equipment.

-At other operations, including the Automobile R&D Center (Tochigi) of Honda R&D Co., Ltd. and Honda Engineering Co., Ltd., associates who will work on the restoration started returning to work. However, based on the expectation that it will take several months until the complete recovery of these facilities, Honda has temporarily transferred some functions such as automobile product development, development of manufacturing technologies and procurement to Honda operations in other locations such as Sayama, Suzuka, and Wako.

-Honda is cooperating with electricity conservation efforts and rolling blackout measures, prioritizing the relief and recovery of affected areas.

Aid

With the hope to contribute to the earliest possible relief and recovery of affected areas, Honda will provide the following aid:

-From Honda in Japan, 300 million yen (approximately $3.7 million) toward the relief and recovery effort.

-A total of 1,000 generators (gasoline-powered and home-use gas canister-powered), along with a total of 13,000 gas canisters.

-The Honda family of companies in North America has established special matching gift programs for their associates for donations to the Red Cross to aid the victims of the earthquake and tsunami in Japan. Donations from associates will be matched on a dollar-for-dollar basis, with no personal or corporate donation limit. Honda employs more than 29, 000 associates in North America. In addition, American Honda has established a special website to channel donations to the American Red Cross* from customers, suppliers and others interested in supporting the Japan disaster recovery effort through the Red Cross. Originally established to accept donations from Honda and Acura automobile dealers, and Honda motorcycle and power equipment dealers, Honda opened the site to the public who may wish to donate, To date, the Honda Associate matching gift program and the “Friends of Honda” campaign through the Red Cross have raised more than $800,000. Honda would like to sincerely thank everyone for their support of this important effort. http://american.redcross.org/hondaacura-emp

This is a very fluid situation, so we are not able to provide more detailed information at this time. We will communicate further details as they are confirmed and become available. Thank you for your continued patience and understanding.

The following vehicles we build in North America are supported primarily by our base of 600-plus North American first-tier suppliers:

Marysville, Ohio	Honda Accord, Honda Accord Coupe, Acura TL, Acura RDX

East Liberty, Ohio	Honda CR-V, Honda Element, Honda Accord Crosstour

Greensburg, Ind.	Honda Civic Sedan, Honda Civic GX natural gas

Lincoln, Alabama	Honda Odyssey, Honda Pilot, Honda Ridgeline

Alliston, Ontario	Honda Civic (Sedan, Coupe, Si) Acura MDX, Acura ZDX

El Salto, Mexico	Honda CR-V

Honda Fit, Insight, CR-Z, Civic Hybrid, Acura TSX and Acura RL are produced in Japan for the North American market. Honda produces a small percentage of CR-Vs in Japan for the U.S. as well.

Honda’s operations in North America and globally will do everything they can to support the recovery of Honda’s operations in Japan. Honda and Acura products are made in North America using domestic and globally-sources parts.

*	The American Red Cross name and emblem are used with its permission, which in no way constitutes an endorsement, express or implied, of any product, service, company, opinion or political position. For more information about the Red Cross, please visit www.redcross.org.

[Translation]

May 16, 2011

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, 107-8556 Tokyo Takanobu Ito President and Representative Director

Notice Concerning Partial Amendments to Articles of Incorporation

The Board of Directors of Honda Motor Co., Ltd. (the “Company”), at its meeting held on May 16, 2011, resolved to propose a matter of “Amendments to Articles of Incorporation” as follows as an agenda item for the Company’s 87th ordinary general meeting of shareholders scheduled to be held on June 23, 2011.

Particulars

1.	Reasons for Amendments

1)	In light of the wide availability of internet access, in order to improve convenience for shareholders, the amendments change the provisions relating to the method of giving public notices to permit electronic public notice and prescribe measures to be taken in the event that a public notice is unable to be given by electronic public notice for any unavoidable reason (Article 5 of the proposed amendments). The new provisions allow the Company to provide shareholders through internet with information required to be described or indicated in reference documents, etc. for general meetings of shareholders (Article 15 of the proposed amendments).

2)	For the purpose of accelerating and improving the efficiency of decision-making by the Board of Directors, and to further reinforce its monitoring and supervisory functions, the structure of the Board of Directors has been reviewed and the number of Directors has been changed from not more than thirty (30) in number to not more than fifteen (15) in number (Article 19 of the proposed amendments).

3)	Pursuant to the abolition of the payment of bonuses to Corporate Auditors taking place at the end of the fiscal year under review and the unification of the remuneration paid as consideration for the performance of their duties, references to bonuses have been deleted from the provisions relating to the Remuneration of Corporate Auditors, etc. (Article 33 of the proposed amendments).

2.	Details of Amendments

Portions of the existing Articles of Incorporation will be amended as follows:

Existing Articles of Incorporation	Proposed Amendments
Chapter I. General Provisions	Chapter I. General Provisions

(Method of giving public notices)	(Method of giving public notices)

Article 5.	Article 5.

The public notices of the Company shall be given by publication in the Nihon Keizai Shinbun published in Tokyo.	The public notices of the Company shall be given by way of electronic public notice; provided, however, that, if any public notice is unable to be given by electronic public notice due to an accident or for any other unavoidable reason, public notice of the Company shall be made by publishing such notice in the Nihon Keizai Shinbun published in Tokyo.

Chapter III. General Meeting of Shareholders	Chapter III. General Meeting of Shareholders

[Newly established]

(Disclosure via Internet and Deemed Delivery of Reference Documents, etc. for General Meetings of Shareholders)

Article 15.

Upon convening a general meeting of shareholders, the Company may deem that the information required to be described or indicated in the reference documents for the general meeting of shareholders, business reports, financial statements and consolidated financial statements shall have been provided to the shareholders when such information is disclosed, pursuant to laws or regulations, through a method that uses the Internet.

Article 15.	Article 16.

[Provisions omitted]	[Same as at present]

Article 17.	Article 18.

Existing Articles of Incorporation	Proposed Amendments
Chapter IV. Directors and Board of Directors	Chapter IV. Directors and Board of Directors

(Number of Directors)	(Number of Directors)

Article 18.	Article 19.

Directors of the Company shall be not more than thirty in number.	Directors of the Company shall be not more than fifteen in number.

Article 19.	Article 20.

[Provisions omitted]	[Unchanged]

Article 26.	Article 27.

Chapter V. Corporate Auditors and Board of Corporate Auditors	Chapter V. Corporate Auditors and Board of Corporate Auditors

Article 27.	Article 28.

[Provisions omitted]	[Same as at present]

Article 31.	Article 32.

(Remuneration of Corporate Auditors, etc.)	(Remuneration of Corporate Auditors, etc.)

Article 32.	Article 33.

Remuneration, bonus and other proprietary benefits provided by the Company as compensation for the duties of Corporate Auditors shall be determined by resolution of a general meeting of shareholders.	Remuneration and other proprietary benefits provided by the Company as compensation for the duties of Corporate Auditors shall be determined by a resolution of a general meeting of shareholders.

Chapter VI. Accounts	Chapter VI. Accounts

Article 33.	Article 34.

[Provisions omitted]	[Same as at present]

Article 36.	Article 37.

* The underlines indicate the portions to be amended.

3.	Schedule

Scheduled date of the ordinary general meeting of shareholders for the purpose of the amendments to the Articles of Incorporation:

Thursday, June 23, 2011

Scheduled date when amendments to the Articles of Incorporation come into effect:

Thursday, June 23, 2011

[Translation]

May 16, 2011

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, 107-8556 Tokyo
Takanobu Ito
President and Representative Director

Notice Concerning the Convocation Date of

87th Ordinary General Meeting of Shareholders

The Board of Directors of Honda Motor Co., Ltd., (the “Company”), at its meeting held on May 16, 2011, resolved to convene the Company’s 87th ordinary general meeting of shareholders as follows.

Particulars

1.	Date and time

10:00 a.m. on Thursday, June 23, 2011

2.	Place

GRAND PACIFIC LE DAIBA

Palais Royal on the first basement level

2-6-1 Daiba, Minato-Ku, Tokyo

Honda North American Production to Reach 100% in August for Most Models

TORRANCE, Calif., May 26, 2011 – Honda today announced plans for the accelerated recovery of auto production in North America following the March 11 earthquake and tsunami in Japan. Honda will increase production volume at its North American automobile plants to a rate of 100 percent of the original production plan in August, for all models except the 2012 Civic.

As the supply of parts from Japan improves, production will ramp up in August on a step-by-step, plant-by-plant, and model-by-model basis, with production returning to 100 percent of the original plan for models including the 4-cylinder Accord, CR-V and Acura RDX, as well as all V-6 models including the Accord, Accord Crosstour, Odyssey, Pilot, Ridgeline, and the Acura TL, MDX and ZDX.

Production of the all-new 2012 Civic lineup will continue at a reduced rate of approximately 50 percent due to the limited supply of key components. However, this situation continues to be evaluated and full production is expected to resume sometime in the fall, with plans to meet anticipated strong demand for the fuel efficient new Civic lineup.

“The light at the end of the tunnel is glowing brighter for us, represented by this significant improvement in our production situation,” said John Mendel, executive vice president of American Honda Motor Co., Inc. “Throughout this crisis, Honda has been fighting to achieve a speedy recovery, while maintaining a focus on our longer-term plans for continued growth in sales and production in order to meet the growing needs of our customers.”

Honda has managed the unprecedented parts supply issues that resulted from the devastating impact of the March 11 earthquake and tsunami in Japan with no layoffs at any of its 14 production plants in North America.

“I am quite proud of the efforts of our manufacturing team and the steps they have taken to keep our team of associates together during this difficult period, while maintaining their normal, outstanding focus on quality for the customer,” said Mendel. “We still have challenges to overcome, but once we have normalized operations we will owe them a great debt of thanks.”

About Honda

In 2010, 87 percent of the Honda and Acura automobiles sold in the United States were produced in North America. Honda purchased more than $17.5 billion in parts and materials from OEM suppliers in 2010, putting the average domestic content of Honda automobiles at 80 percent. Honda has 14 Honda plants in North America with the capacity to produce more than three million Honda and Acura products each year, including Honda and Acura automobiles, automobile engines and automatic transmissions, Honda all-terrain vehicles, and Honda power equipment products such as lawn mowers, mini-tillers and general purpose engines. Honda products are made in North America using domestic and globally-sourced parts.

Outlook for Future Auto Production in Asia Oceania Region as of May 27, 2011

Bangkok, Thailand, May 27 2011 - Following is the current outlook for the impact of the major earthquake in Northeastern Japan on Honda’s automobile production operations in the Asia Oceania Region.

Honda is currently making adjustments to its production volume in the Asia Oceania region based on the parts supply situation from Japan. The parts supply is now expected to increase gradually, production volume will be increased starting in July with the expectation that it will be normalized during the August to September time period at almost all auto plants in the region.

Honda is exerting a company-wide effort to normalize our production as soon as possible. We deeply regret any inconvenience experienced by our customers and ask for their understanding during these challenging times.

27 May 2011

Honda’s European Manufacturing Operations to Resume Normal Production

It is the intention of Honda of the UK Manufacturing Ltd (HUM) to return to their normal daily production plan during September. This follows the period of parts supply interruption and reduced production levels following the earthquake and tsunami in Japan. Associates and suppliers have all made tremendous efforts during this period to make this recovery possible.

With parts supply from Japan improving significantly, HUM will now plan production for the remainder of the year to recover volume and quickly respond to customers’ requirements.

Due to the flexible working hours arrangements which exist at the Swindon Plant, Associates’ pay has been maintained and non-production hours have been banked. “I am proud of all of our Associates as they have shown great flexibility and commitment during this difficult time,” said Andy Piatek, Director of Manufacturing at Honda in Swindon.

Honda Turkey is also intending to accelerate its recovery plan and is planning to resume normal daily production of its locally produced Honda Civic sedan during September.

“We are extremely pleased that our European manufacturing operations can now plan for production to return to normal,” said Ken Keir, Executive Vice President of Honda Motor Europe. “We would like to thank our customers and dealers for showing great understanding during this challenging period. As production levels recover, we are fully focussed on satisfying customer demand”.

Ends

Honda Siel Cars India likely to resume normal production from the festival season

New Delhi, 27 May 2011: Honda Siel Cars India Ltd. (HSCI), leading manufacturer of premium cars in India, announced that its production volume is likely to get normalized from the festival season. HSCI is currently operating on 50% of its planned production volume in the wake of the shortage of components from Japan.

Meanwhile Honda Brio will be launched as per the original schedule during the festival season this year. Honda is currently making adjustments to its production volume in the Asia Oceania region based on the parts supply situation from Japan. The parts supply is now expected to increase gradually and production volume will be increased starting August 2011 with the expectation that HSCI will begin operating on normal production from the festival season.

Honda Motor is exerting a company wide effort to normalize our production as soon as possible. We deeply regret any inconvenience experienced by our customers and ask for their understanding during these challenging times.

Securities Code Number: 7267

NOTICE OF CONVOCATION OF

THE 87TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD AT GRAND PACIFIC LE DAIBA, TOKYO, JAPAN

ON JUNE 23, 2011 AT 10:00 A.M.

(This is a translation of the original notice

in the Japanese language mailed on May 30, 2011

to stockholders in Japan, and is for reference purposes only.)

HONDA MOTOR CO., LTD.

(HONDA GIKEN KOGYO KABUSHIKI KAISHA)

TOKYO, JAPAN

[Translation]

May 30, 2011

To Stockholders:

Notice of Convocation of the 87th

Ordinary General Meeting of Shareholders

Dear Stockholders:

You are hereby notified that the 87th Ordinary General Meeting of Shareholders will be held as stated below. You are respectfully requested to attend the meeting.

Please note that, if you do not plan to attend the annual meeting, you may vote by the method outlined below. We request that you exercise your vote after examining the reference documents and other materials enclosed that are related to the annual meeting.

Vote by mail: Please indicate whether you are in favor of, or opposed to, the proposals on the enclosed Annual Meeting Proxy Card, and then send the proxy card to arrive no later than 6pm on Wednesday, June 22, 2011.

Yours faithfully,

Honda Motor Co., Ltd.
1-1, Minami-Aoyama, 2-chome
Minato-ku, Tokyo

By: Takanobu Ito
President and Representative Director

Request: We request that when arriving at the meeting you present the voting right exercise form enclosed herewith to the meeting hall receptionist.

Particulars

1. Time and Date:	10:00 a.m. on June 23, 2011 (Thursday)

2. Place:	GRAND PACIFIC LE DAIBA
Palais Royal on the first basement level, at 2-6-1 Daiba, Minato-ku, Tokyo

3. Agenda:

Matters to be reported:

1.	Report on the Business Report, Consolidated Balance Sheets and Consolidated Statements of Income for the 87th Fiscal Year (from April 1, 2010 to March 31, 2011);

2.	Report on the results of the audit of the consolidated financial statements for the 87th Fiscal Year (from April 1, 2010 to March 31, 2011) by the independent auditors and the Board of Corporate Auditors.

Matters to be resolved:

First Item:

Distribution of Dividends

Second Item:

Partial Amendments to the Articles of Incorporation

Third Item:

Election of Twelve (12) Directors

Fourth Item:

Election of Two (2) Corporate Auditors

Fifth Item:

Payment of Bonus to Directors and Corporate Auditors for the 87th Fiscal Year

Sixth Item:

Amendment to the Amount of Remuneration, etc. given to Directors and Corporate Auditors

Details regarding these agenda items are contained in the “Business Report for the 87th Fiscal Year,” which is appended to this Notice of Convocation.

*	In the case that revisions are made to the general shareholders’ meeting reference materials or attached materials, the revised items will be posted on the Company’s website.

Japanese    http://www.honda.co.jp/investors    English     http://world.honda.com/investors

REFERENCE DOCUMENTS

CONCERNING EXERCISE OF VOTING RIGHT

Reference matters with respect to the proposals:

FIRST ITEM: Distribution of Dividends

The Company strives to maintain a global perspective, to develop its operations in many countries throughout the world and to increase its corporate value.

With respect to the distribution of profits, the Company regards the distribution of profits to its stockholders to be one of the most important issues for management. The Company will make dividend distributions after taking into account its long-term strategy and consolidated earnings performance and will also acquire its own stock from time to time with the objectives of improving capital efficiency and flexibly implementing capital policies.

Retained earnings will be allocated toward financing R&D activities that are essential for the future growth of the Company and toward capital expenditures and investment programs that will expand the Company’s operations for the purpose of improving business results and strengthening the Company’s financial condition.

Regarding the year-end dividends for the fiscal year under review, the following conditions are proposed:

(1) Conditions and Total Value of Dividend Assets Allocated to Stockholders

¥15 per share of common stock

Total value of ¥27,034,525,710

(2) Effective Date of Distribution of Dividends

June 24, 2011

SECOND ITEM: Partial Amendments to the Articles of Incorporation

(1) Reasons for Amendments

1)	In light of the wide availability of Internet access, in order to improve convenience for shareholders, the amendments change the provisions relating to the method of giving public notices to permit electronic public notice and prescribe measures to be taken in the event that a public notice is unable to be given by electronic public notice for any unavoidable reason (Article 5 of the proposed amendments). The new provisions allow the Company to provide shareholders through the Internet with information required to be described or indicated in reference documents, etc. for general meetings of shareholders (Article 15 of the proposed amendments).

2)	For the purpose of accelerating and improving the efficiency of decision making by the Board of Directors, and to further reinforce its monitoring and supervisory functions, the structure of the Board of Directors has been reviewed and the number of Directors has been changed from not more than thirty (30) in number to not more than fifteen (15) in number (Article 19 of the proposed amendments).

3)	Pursuant to the abolition of the payment of bonuses to Corporate Auditors taking place at the end of the fiscal year under review and the unification of the remuneration paid as consideration for the performance of their duties, references to bonuses have been deleted from the provisions relating to the Remuneration of Corporate Auditors, etc. (Article 33 of the proposed amendments).

(2) Contents of Amendments

Portions of the existing Articles of Incorporation will be amended as follows:

(The underlines indicate the portions to be amended.)

Present Articles	Proposed Amendments
Chapter I. General Provisions	Chapter I. General Provisions

(Method of giving public notices)	(Method of giving public notices)

Article 5.	Article 5.

The public notices of the Company shall be given by publication in the Nihon Keizai Shinbun published in Tokyo.	The public notices of the Company shall be given by way of electronic public notice; provided, however, that, if any public notice is unable to be given by electronic public notice due to an accident or for any other unavoidable reason, public notice of the Company shall be made by publishing such notice in the Nihon Keizai Shinbun published in Tokyo.

Chapter III. General Meeting of Shareholders	Chapter III. General Meeting of Shareholders

[Newly established]

(Disclosure via Internet and Deemed Delivery of Reference Documents, etc. for General Meetings of Shareholders)

Article 15.

Upon convening a general meeting of shareholders, the Company may deem that the information required to be described or indicated in the reference documents for the general meeting of shareholders, business reports, financial statements and consolidated financial statements shall have been provided to the shareholders when such information is disclosed, pursuant to laws or regulations, through a method that uses the Internet.

Article 15.	Article 16.

[Provisions omitted]	[Same as at present]

Article 17.	Article 18.

Present Articles	Proposed Amendments
Chapter IV. Directors and Board of Directors	Chapter IV. Directors and Board of Directors

(Number of Directors)	(Number of Directors)

Article 18.	Article 19.

Directors of the Company shall be not more than thirty in number.	Directors of the Company shall be not more than fifteen in number.

Article 19.	Article 20.

[Provisions omitted]	[Unchanged]

Article 26.	Article 27.

Chapter V. Corporate Auditors and Board of Corporate Auditors	Chapter V. Corporate Auditors and Board of Corporate Auditors

Article 27.	Article 28.

[Provisions omitted]	[Same as at present]

Article 31.	Article 32.

(Remuneration of Corporate Auditors, etc.)	(Remuneration of Corporate Auditors, etc.)

Article 32.	Article 33.

Remuneration, bonus and other proprietary benefits provided by the Company as compensation for the duties of Corporate Auditors shall be determined by resolution of a general meeting of shareholders.	Remuneration and other proprietary benefits provided by the Company as compensation for the duties of Corporate Auditors shall be determined by a resolution of a general meeting of shareholders.

Chapter VI. Accounts	Chapter VI. Accounts

Article 33.	Article 34.

[Provisions omitted]	[Same as at present]

Article 36.	Article 37.

THIRD ITEM: Election of Twelve (12) Directors

The term of office of each of the twenty (20) current Directors is due to expire at the close of this meeting. It is proposed that twelve (12) Directors be elected at this meeting. The names and particulars of the twelve (12) candidates for the position of Director are provided below.

Candidate No.	Name (Date of birth)	Resume, current position and responsibilities * denotes important concurrent positions in other companies or organizations	Number of shares of the Company held	Special interest between the candidate and the Company
1.	Koichi Kondo	Joined Honda in April 1970	21,200	None
	(February 13, 1947)	President and Director of Honda Motor do Brasil Ltda. (presently Honda South America Ltda.) in June 1996
		President and Director of Moto Honda da Amazonia Ltda. in June 1996
		President and Director of Honda Automoveis do Brasil Ltda. in June 1996
		Director of the Company in June 1997 Chief Operating Officer for Regional Operations (Latin America) in April 2000
		Managing Director of the Company in June 2002
		Executive Vice President and Director of American Honda Motor Co., Inc. in April 2003
		President and Director of American Honda Motor Co., Inc. in June 2003
		Chief Operating Officer for Regional Operations (North America) in April 2004
		President and Director of Honda North America, Inc. in April 2005
		Senior Managing Director of the Company in June 2005
		Chief Operating Officer for Regional Sales Operations (Japan) in April 2007
		Chairman and Director of American Honda Motor Co., Inc. in April 2007
		Executive Vice President and Director of the Company in June 2007
		Compliance Officer in April 2010 (present) Government & Industrial Affairs in April 2010 Chairman and Director of the Company in April 2011 (present)

Candidate No.	Name (Date of birth)	Resume, current position and responsibilities * denotes important concurrent positions in other companies or organizations	Number of shares of the Company held	Special interest between the candidate and the Company
2.	Takanobu Ito	Joined Honda in April 1978	17,200	None
	(August 29, 1953)	Executive Vice President of Honda R&D Americas, Inc. in April 1998
		Director of the Company in June 2000
		Senior Managing Director of Honda R&D Co., Ltd. in June 2001
		Managing Director of the Company in June 2003
		Motor Sports in June 2003
		President and Director of Honda R&D Co., Ltd. in June 2003
		General Supervisor, Motor Sports in April 2004
		General Manager of Suzuka Factory of Production Operations in April 2005
		Managing Officer of the Company in June 2005
		Chief Operating Officer for Automobile Operations in April 2007
		Senior Managing Director of the Company in June 2007
		President and Director of Honda R&D Co., Ltd. in April 2009
		President and Director of the Company in June 2009
		President, Chief Executive Officer and Director of the Company in April 2011 (present)
		Chief Operating Officer for Automobile Operations in April 2011 (present)

3.	Akio Hamada	Joined Honda in April 1971	16,500	None
	(December 2, 1948)	Stationed at Honda Canada Inc. in June 1998
		Director of the Company in June 1999 President and Director of Honda Engineering Co., Ltd. in June 2001
		President and Director of Honda of America Mfg., Inc. in April 2005
		Managing Officer of the Company in June 2005
		Chief Operating Officer for Production Operations in April 2008 (present)
		Risk Management Officer in April 2008
		General Supervisor, Information Systems in April 2008
		Senior Managing Director of the Company in June 2008
		General Supervisor, Quality in April 2009
		Executive Vice President, Executive Officer and Director of the Company in April 2011 (present)

Candidate No.	Name (Date of birth)	Resume, current position and responsibilities * denotes important concurrent positions in other companies or organizations	Number of shares of the Company held	Special interest between the candidate and the Company
4.	Tatsuhiro Oyama	Joined Honda in April 1969	20,200	None
	(July 9, 1950)	General Manager of Motorcycle Sales Division for
		Regional Sales Operations (Japan) in April 2001
		Director of the Company in June 2001
		President and Director of Honda Motorcycle Japan Co., Ltd. in August 2001
		Chief Operating Officer for Parts Operations in April 2003
		Chief Operating Officer for Regional Operations (Asia & Oceania) in April 2006
		President and Director of Asian Honda Motor Co., Ltd. in April 2006
		Managing Director of the Company in June 2006
		Chief Operating Officer for Motorcycle Operations in April 2008 (present)
		Chief Officer of Driving Safety Promotion Center in April 2010 (present)
		Senior Managing Director of the Company in June 2010
		Senior Managing Officer and Director of the Company in April 2011 (present)

5.	Fumihiko Ike	Joined Honda in February 1982	19,000	None
	(May 26, 1952)	Chief Operating Officer for Power Product Operations in April 2003
		Director of the Company in June 2003
		Chief Operating Officer for Business Management
		Operations in April 2006
		Managing Director of the Company in June 2007
		Chief Operating Officer for Regional Operations (Asia & Oceania) in April 2008
		President and Director of Asian Honda Motor Co., Ltd. in April 2008
		Senior Managing Officer and Director of the Company in April 2011 (present)
		Chief Operating Officer for Business Management
		Operations in April 2011 (present)
		Risk Management Officer in April 2011 (present)
		General Supervisor, Information Systems in April 2011 (present)

6.	Tomohiko Kawanabe	Joined Honda in April 1977	11,300	None
	(May 17, 1952)	President and Director of Honda R&D Co., Ltd. in April 2010
		Managing Director of the Company in June 2010
		Senior Managing Officer and Director of the Company in April 2011 (present)
		Quality, Certification & Regulation Compliance in April 2011 (present)

7.	Kensaku Hogen	Ambassador to Canada in April 2001	1,400	None
	(August 2, 1941)	Director of the Company in June 2005 (present)

Candidate No.	Name (Date of birth)	Resume, current position and responsibilities * denotes important concurrent positions in other companies or organizations	Number of shares of the Company held	Special interest between the candidate and the Company
8.	Nobuo Kuroyanagi (December 18, 1941)

President and CEO of Mitsubishi UFJ Financial Group, Inc. (MUFG) in October 2005

Chairman of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU) in April 2008 (present)

Director of the Company in June 2009 (present)

Director of MUFG in April 2010

(Important concurrent positions in other companies or organizations)

*  Chairman of BTMU

*  Outside Director of Senshu Ikeda Holdings, Inc.

*  Outside Director of The Senshu Ikeda Bank, Ltd.

*  Outside Director of Isetan Mitsukoshi Holdings Ltd.

*  Outside Director of Mitsubishi Research Institute, Inc.

*  Outside Corporate Auditor of Mitsubishi Heavy Industries, Ltd.

			800	None

9.	Takeo Fukui (November 28, 1944)

Joined Honda in April 1969

President and Director of Honda Racing Corporation in May 1987

Managing Director of Honda R&D Co., Ltd. in May 1987

Director of the Company in June 1988

Senior Managing Director of Honda R&D Co., Ltd. in June 1990

Executive Vice President and Director of Honda of America Mfg., Inc. in June 1994

Managing Director of the Company in June 1996

President and Director of Honda of America Mfg., Inc. in June 1996

President and Director of Honda R&D Co., Ltd. in June 1998

Motor Sports in June 1999

Senior Managing Director of the Company in June 1999

President and Director of the Company in June 2003

Director and Advisor of the Company in June 2009 (present)

			36,200	None

10.	Takuji Yamada (September 28, 1956)	Joined Honda in April 1980 Executive Vice President of American Honda Motor Co., Inc. in December 2004 Operating Officer of the Company in June 2005 President and Director of Honda Motor Europe (North) GmbH (presently Honda Deutschland GmbH) in April 2006 Chief Operating Officer for Power Product Operations in April 2008 (present) Director of the Company in June 2008 Operating Officer and Director of the Company in April 2011 (present)	16,500	None

Candidate No.	Name (Date of birth)	Resume, current position and responsibilities * denotes important concurrent positions in other companies or organizations	Number of shares of the Company held	Special interest between the candidate and the Company
11.	Masahiro Yoshida	Joined Honda in April 1979	13,700	None
	(March 5, 1957)	Human Resources and Associate Relations for Business
		Support Operations in April 2007
		Operating Officer of the Company in June 2007
		General Manager of Hamamatsu Factory of Production
		Operations in April 2008
		Chief Operating Officer for Business Support Operations in April 2010 (present)
		Director of the Company in June 2010
		Operating Officer and Director of the Company in April 2011 (present)

12.	Yoshiharu Yamamoto† (March 19, 1953)	Joined Honda in April 1973	10,000	None
		Managing Director of Honda R&D Co., Ltd. in June 2005
		Senior Managing Director of Honda R&D Co., Ltd. in June 2007
		Executive Vice President and Director of Honda R&D Co., Ltd. in June 2010
		Managing Officer of the Company in April 2011 (present)
		President, Chief Executive Officer and Director of
		Honda R&D Co., Ltd. in April 2011 (present)
		(Important concurrent positions in other companies or organizations)

		* President, Chief Executive Officer and Director of Honda R&D Co., Ltd.

Notes:	1. † denotes new candidate.

2. Matters related to outside Director candidates are as follows:

(1) Kensaku Hogen and Nobuo Kuroyanagi are candidates for the position of outside Director as defined in Article 2, Paragraph 3, Item 7 of the Enforcement Regulations of the Company Law.

(2) Kensaku Hogen has been registered as an independent director as provided for in the rules of the Tokyo Stock Exchange and the Osaka Securities Exchange, and if he is elected, he is scheduled to continue to serve as an independent director.

(3) Reasons for selection of candidates for the position of outside Director

Kensaku Hogen is proposed as a candidate because the Company wishes to receive his advice about the Company’s activities given from an objective, broad-ranging and high-level perspective, and based on his rich experience and high level of insight regarding diplomacy. Although he has no experience of being engaged in corporate management other than having served as an outside officer in the past, the Company believes that he can perform the duties of an outside Director based on his experience and insight mentioned above.

Nobuo Kuroyanagi is proposed as a candidate because the Company wishes to receive his advice on the Company’s activities given from an objective, broad-ranging and high-level perspective, and based on his rich experience and high level of insight regarding corporate management.

(4) Incidence of inappropriate corporate operations at other companies for which the candidate was serving as an officer (during the past five years), acts which were done to prevent the occurrence of such incidence and acts which were done as measures taken after the occurrence of such incidence

The candidate Nobuo Kuroyanagi served as a director of Mitsubishi UFJ Financial Group, Inc. (MUFG) and is currently serving as a representative director of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU), and, in December 2006, those companies received enforcement actions ordering improvement of then-current operations from the competent U.S. regulatory authorities with respect to the failure to implement the anti-money laundering compliance regulations in the United States. BTMU was also ordered by Japan’s Financial Services Agency (FSA) to improve its operations in connection with transactions of corporate banking service marketing units that were problematic from the perspective of compliance administration in February 2007; and in connection with problems related to management administration systems, legal and other compliance systems, and internal administration systems, etc. regarding overseas operations in June 2007.

Also, at The Senshu Ikeda Bank, Ltd., where Nobuo Kuroyanagi has been serving as an outside director since June 2010, there was an incidence of embezzlement of customers’ savings by a part-time worker and an incidence of fraudulent withdrawal by an employee through the misuse of the maximum amount of overdrafts. While Nobuo Kuroyanagi was unaware of such facts in advance, he made various recommendations regarding legal compliance, at meetings of the board of directors, on a regular basis and, after the discovery of the aforesaid incidence, Nobuo Kuroyanagi has proactively advised the Company on the implementation of measures to prevent the recurrence of such incidence through the strengthening of the Company’s internal systems for checks, etc. and the enhancement of employee training, etc.

(5) Number of years since the candidate initially assumed the position of outside Director (up to the end of this general meeting of shareholders)

Kensaku Hogen	Six years
Nobuo Kuroyanagi	Two years

FOURTH ITEM: Election of Two (2) Corporate Auditors

The term of office of each of the Corporate Auditors Koukei Higuchi and Yuji Matsuda is due to expire at the close of this meeting. It is proposed that two (2) Corporate Auditors be elected at this meeting. The names and particulars of the two (2) candidates for the position of Corporate Auditor are provided below. The Board of Corporate Auditors has consented to the submission of this item to this meeting.

Candidate No.	Name (Date of birth)	Resume, current position and important concurrent positions in other companies or organizations	Number of shares of the Company held	Special interest between the candidate and the Company
1.	Hirotake Abe† (November 13, 1944)	Joined Tohmatsu Awoki & Co. (presently, Deloitte Touche	None	None
Tohmatsu LLC) in January 1970
Registered as certified public accountant in March 1974
Became Partner of Tohmatsu & Co. (presently, Deloitte
Touche Tohmatsu LLC) in July 1990
Managing Partner of the same company in June 1995
Executive Officer for Operations in the Tokyo Office of the same company in June 1999
CEO of the same company in June 2001
Executive Member of Deloitte Touche Tohmatsu Limited in June 2004
Senior Adviser of Deloitte Touche Tohmatsu
(presently, Deloitte Touche Tohmatsu LLC) in June 2007
Established the Certified Public Accountant Hirotake Abe
Office in January 2010 (present)
(Important concurrent positions in other companies or organizations)

* Outside Auditor of ITC NETWORKS CORPORATION
* Outside Auditor of Sumitomo Metal Industries, Ltd.

Candidate No.	Name (Date of birth)	Resume, current position and important concurrent positions in other companies or organizations	Number of shares of the Company held	Special interest between the candidate and the Company
2.	Tomochika Iwashita†	Joined Tokio Marine and Fire Insurance Co., Ltd.	None	None
	(November 14, 1946)	(presently, Tokio Marine & Nichido Fire Insurance Co., Ltd.) in July 1969
Director and Manager of the Second Automobile Insurance
Marketing Department of the same company in June 1998
Director and General Manager of the Corporate Planning
Department of the same company in June 1999
Managing Director and General Manager of the Corporate
Planning Department of the same company in April 2000
Director of the same company in September 2000
Senior Managing Executive Officer of The Nippon
Credit Bank, Ltd. (presently, Aozora Bank, Ltd.) in September 2000
Senior Managing Director of the same company in December 2000
Managing Director of Tokio Marine and Fire Insurance Co.,
Ltd. (presently, Tokio Marine & Nichido Fire Insurance Co., Ltd.) in June 2002
Senior Managing Director of the same company in June 2003
Senior Managing Director of Tokio Marine & Nichido Fire Insurance Co., Ltd. in October 2004
Vice President and Director of the same company in June 2005
Director of Millea Holdings, Inc. (presently, Tokio Marine Holdings, Inc.) in June 2005
President and Director of Tokio Marine & Nichido Life
Insurance Co., Ltd. in June 2006 (present)
(Important concurrent position in other companies or organizations)

* Outside Director of DCM Holdings Co., Ltd.

Notes:	1. † denotes new candidates.

2. Matters related to outside Corporate Auditor candidates are as follows:

(1) Hirotake Abe and Tomochika Iwashita are candidates for the position of outside Corporate Auditor as defined in Article 2, Paragraph 3, Item 8 of the Enforcement Regulations of the Company Law.

(2) Reasons for selection of candidates for the position of outside Corporate Auditor

Hirotake Abe is proposed as a candidate because the Company wishes him to audit the Company from a broad-ranging and high-level perspective, and based on his rich experience and high level of insight as a certified public accountant. Although he has no experience of being engaged in corporate management other than having served as an outside officer in the past, the Company believes that he can perform the duties of an outside Corporate Auditor based on his experience and insight that is mentioned above.

Tomochika Iwashita is proposed as a candidate because the Company wishes him to audit the Company from a broad-ranging and high-level perspective, and based on his rich experience and high level of insight regarding corporate management.

FIFTH ITEM: Payment of Bonus to Directors and Corporate Auditors for the 87th Fiscal Year

It is proposed that the Company, after taking into consideration the business performance for the fiscal year under review, the amount of the bonuses that have been paid in the past to the Directors and the Corporate Auditors and other various circumstances, pay a bonus in the total amount of 332 million, 930 thousand yen (¥332,930,000) to the twenty (20) Directors in office as of the end of the fiscal year (including the total amount of 6 million, 400 thousand yen (¥6,400,000) to the two (2) outside Directors) and a bonus in the total amount of 39 million, 890 thousand yen (¥39,890,000) to the five (5) Corporate Auditors in office as of the end of the fiscal year in order to reward those Directors and Corporate Auditors for their service during the fiscal year. The amount of the bonus payable to each of the Directors and the Corporate Auditors would be left to the determination of the Board of Directors with regard to each Director’s bonus, and to the consultation among the Corporate Auditors with regard to each Corporate Auditor’s bonus.

SIXTH ITEM: Amendment to the Amount of Remuneration, etc. given to Directors and Corporate Auditors

With regard to the amount of the remuneration payable to the Directors and the Corporate Auditors, it was determined at the 84th ordinary general meeting of shareholders held on June 24, 2008 that, in the case of the Directors, the amount of remuneration be 90 million yen or less per month (including 3.5 million yen or less per month for Outside Directors), and in the case of the Corporate Auditors, the amount of remuneration be 18 million yen or less per month, and the aforesaid amounts have remained unchanged up to this date. However, in order to achieve an agile management of remuneration from now on, the Company would like to change the basis of calculating the remuneration from a monthly basis to an annual basis, and to pay bonuses to the Directors within the limit of the annual remuneration. It is proposed that, taking into consideration the decrease in the number of Directors and various other factors, the total amount of the annual remuneration for the Directors be revised to 1,300 million yen or less per year (including 34 million yen or less per year for Outside Directors), and the total amount of the annual remuneration, etc. for the Corporate Auditors be revised to 270 million yen or less per year.

Furthermore, as in the past, the amount of remuneration paid to the Directors will not include any amount of salary payable to employee-directors for their services as employees.

In addition, currently, there are twenty (20) Directors (including two (2) Outside Directors) and five (5) Corporate Auditors; however, if Items 3 and 4 are passed as proposed, the number of Directors will become twelve (12) (including two (2) Outside Directors) and the number of Corporate Auditors will be five (5) as is currently the case.

Business Report for the 87th Fiscal Year

For the Period From: April 1, 2010 To: March 31, 2011

1. OUTLINE OF BUSINESS

(1) Review of Operations

Honda’s consolidated revenue for the period amounted to ¥8,936.8 billion, an increase of 4.2% from the previous fiscal year, primarily due to increased revenue in the automobile business and the motorcycle business, despite the unfavorable currency translation effects.

Consolidated operating income for the period totaled ¥569.7 billion, an increase of 56.6% from the previous fiscal year, due primarily to increased sales volume and model mix, a decrease in fixed costs as the volume of production increased and continuing cost reduction efforts, despite increased SG&A expenses and R&D expenses, the unfavorable foreign currency effects, and the impact of the Great East Japan Earthquake that occurred on March 11, 2011 (the “Earthquake”). Consolidated net income attributable to Honda Motor Co., Ltd. for the fiscal year ended March 31, 2011 totaled ¥534.0 billion, an increase of 99.0% from the previous fiscal year.

Motorcycles

• Sales Volume and Profitability

With respect to Honda’s motorcycles sales for the fiscal year ended March 31, 2011, unit sales of motorcycles totaled 11,445 thousand units, an increase of 18.7% from the previous fiscal year*, due mainly to increased unit sales in Asia and Other regions including South America. Revenue from sales to external customers increased 13.0%, to ¥1,288.1 billion from the previous fiscal year, primarily due to increased unit sales and revenue related to licensing agreements. Operating income totaled to ¥138.5 billion, an increase of 135.6% from the previous fiscal year, due primarily to increased sales volume and model mix, a decrease in fixed costs as the volume of production increased, and operating income related to licensing agreements.

*	Of the net sales of Honda-brand motorcycle products that are manufactured and sold by overseas affiliates accounted for under the equity method, those with respect to which parts for manufacturing were not supplied from Honda or its subsidiaries are not included in net sales and other operating revenue, in conformity with U.S. generally accepted accounting principles. Accordingly, these unit sales are not included in the financial results.

Automobiles

• Sales Volume and Profitability

Honda’s unit sales of automobiles for the fiscal year totaled 3,512 thousand units, an increase of 3.5% from the previous fiscal year, due mainly to increased unit sales in North America and Asia, despite decreased unit sales in Japan and Europe. Revenue from sales to external customers increased 3.6%, to ¥6,794.0 billion, from the previous fiscal year**, due mainly to increased unit sales, despite unfavorable foreign currency translation effects. Operating income totaled ¥264.5 billion, an increase of 108.7% compared to the previous fiscal year, due primarily to increased sales volume and model mix, a decrease in fixed costs as the volume of production increased, and continuing cost reduction efforts, despite increased SG&A expenses and R&D expenses, the unfavorable foreign currency effects, and the impact of the Earthquake.

**	Certain sales of automobiles that are financed with residual value type auto loans by our domestic finance subsidiaries are accounted for as operating leases in conformity with U.S. generally accepted accounting principles. As a result, they are not included in total sales of our automobile segment or in our measure of unit sales.

Financial Services

Revenue from the financial services business to external customers decreased 7.3%, to ¥561.8 billion, from the same period last year, primarily due to unfavorable currency translation effects. Operating income decreased 4.4%, to ¥186.2 billion, from the previous fiscal year due mainly to unfavorable foreign currency effects, despite the decreased allowance for losses on both credit and lease residual values.

Power Products and Others

• Sales Volume and Profitability

Honda’s unit sales of power products totaled 5,509 thousand units, an increase of 16.1% from the previous fiscal year due primarily to an increase in unit sales in all the regions. Revenue from sales to external customers in power product and other businesses increased by 5.4%, to ¥292.6 billion, from the previous fiscal year, due mainly to increased unit sales of power products. Honda reported an operating loss of ¥5.5 billion, an improvement of ¥11.1 billion from the previous fiscal year due primarily to increased sales volume and model mix of power products, despite increased SG&A expenses and unfavorable foreign currency effects.

¡ Unit Sales and Net Sales Breakdown

	Unit (thousands), Yen (millions)
Business Segment	FY2010 (reference) From April 1, 2009 to March 31, 2010		FY2011 From April 1, 2010 to March 31, 2011		Change from the previous fiscal year (reference)
	Unit sales	Net sales	Unit sales	Net sales	Unit sales	(%)	Net sales	(%)
Grand Total		8,579,174		8,936,867			357,693	4.2
Domestic		1,577,318		1,503,842			-73,476	-4.7
Overseas		7,001,856		7,433,025			431,169	6.2
North America		3,736,447		3,921,393			184,946	4.9
Europe		764,785		610,113			-154,672	-20.2
Asia		1,543,397		1,852,470			309,073	20.0
Other regions		957,227		1,049,049			91,822	9.6

Motorcycle Business (motorcycles only)	9,639 (9,530)	1,140,292	11,445 (11,329)	1,288,194	1,806 (1,799)	18.7 (18.9)	147,902	13.0
Domestic (motorcycles only)	190 (190)	70,461	190 (190)	70,244	0 (0)	0.0 (0.0)	-217	-0.3
Overseas (motorcycles only)	9,449 (9,340)	1,069,831	11,255 (11,139)	1,217,950	1,806 (1,799)	19.1 (19.3)	148,119	13.8
North America (motorcycles only)	189 (98)	103,956	185 (90)	96,664	-4 (-8)	-2.1 (-8.2)	-7,292	-7.0
Europe (motorcycles only)	199 (192)	124,665	202 (195)	103,890	3 (3)	1.5 (1.6)	-20,775	-16.7
Asia (motorcycles only)	7,628 (7,628)	461,067	9,178 (9,178)	577,669	1,550 (1,550)	20.3 (20.3)	116,602	25.3
Other regions (motorcycles only)	1,433 (1,422)	380,143	1,690 (1,676)	439,727	257 (254)	17.9 (17.9)	59,584	15.7

Automobile Business	3,392	6,554,848	3,512	6,794,098	120	3.5	239,250	3.6
Domestic	646	1,383,855	582	1,310,734	-64	-9.9	-73,121	-5.3
Overseas	2,746	5,170,993	2,930	5,483,364	184	6.7	312,371	6.0
North America	1,297	3,013,432	1,458	3,252,852	161	12.4	239,420	7.9
Europe	249	575,326	198	441,696	-51	-20.5	-133,630	-23.2
Asia	950	1,041,258	1,008	1,221,704	58	6.1	180,446	17.3
Other regions	250	540,977	266	567,112	16	6.4	26,135	4.8

Financial Services Business	—	606,352	—	561,896	—	—	-44,456	-7.3
Domestic	—	24,635	—	26,349	—	—	1,714	7.0
Overseas	—	581,717	—	535,547	—	—	-46,170	-7.9
North America	—	553,169	—	503,960	—	—	-49,209	-8.9
Europe	—	10,428	—	9,263	—	—	-1,165	-11.2
Asia	—	4,318	—	3,728	—	—	-590	-13.7
Other regions	—	13,802	—	18,596	—	—	4,794	34.7

Power Product & Other Businesses	4,744	277,682	5,509	292,679	765	16.1	14,997	5.4
Domestic	322	98,367	388	96,515	66	20.5	-1,852	-1.9
Overseas	4,422	179,315	5,121	196,164	699	15.8	16,849	9.4
North America	1,818	65,890	2,085	67,917	267	14.7	2,027	3.1
Europe	1,066	54,366	1,174	55,264	108	10.1	898	1.7
Asia	1,069	36,754	1,325	49,369	256	23.9	12,615	34.3
Other regions	469	22,305	537	23,614	68	14.5	1,309	5.9

Notes:	1.	Unit sales are the total of sales of completed products of Honda and its consolidated subsidiaries, and sales of parts for local production at Honda’s affiliates accounted for under the equity method.

	2.	Certain sales of automobiles that are financed with residual value type auto loans by our domestic finance subsidiaries are accounted for as operating leases in conformity with U.S. generally accepted accounting principles. As a result, they are not included in total sales of our automobile segment or in our measure of unit sales.

	3.	Unit sales of the Power Product and Other Businesses segment are the unit sales of power products. Net sales of this segment include power products and relevant parts, leisure businesses, trading and others.

(2) Capital Expenditures

Capital expenditures during the fiscal year totaled ¥311,360 million. The breakdown of capital expenditures by business segment was as follows:

	Yen (millions), %
Business Segment	FY2010 (reference)	FY2011	Change in amount (reference)	Change (%) (reference)

Motorcycle Business	38,332	37,084	-1,248	-3.3
Automobile Business	267,257	260,149	-7,108	-2.7
Financial Services Business	398	164	-234	-58.8
Power Product & Other Businesses	23,748	13,963	-9,785	-41.2

Total	329,735	311,360	-18,375	-5.6

Operating Lease Assets	544,027	798,420	254,393	46.8

Note:	Intangible assets are not included in the table above.

In addition to those for the installation of new equipment, the Company’s capital investments included those for expanding, strengthening, rationalizing and renovating manufacturing facilities as well as those for expanding and strengthening marketing and R&D facilities, etc.

(3) Liquidity and Capital Resources

Funds for financing capital investments in Honda’s manufacturing and sales businesses are provided mainly from cash generated by operating activities, bank loans and the issuance of corporate bonds. The outstanding balance of funds for Honda’s manufacturing and sales businesses at the end of the fiscal year under review was ¥399.8 billion.

Honda funds its financial programs for customers and dealers primarily from medium-term notes, commercial paper, corporate bonds, bank loans, securitization of monetary assets and from operating companies. The outstanding balance of funds for Honda’s financial services subsidiaries at the end of the fiscal year under review was ¥4,207.9 billion.

(4) Employees of the Group and the Parent Company

(a) Honda Employees

Business Segment	Number of Employees
	FY2010 (reference)		FY2011		Change (reference)
Motorcycle Business	34,808	(10,153)	35,454	(12,345)	646	(2,192)
Automobile Business	129,663	(6,620)	130,900	(8,258)	1,237	(1,638)
Financial Services Business	2,145	(37)	2,145	(64)	—	(27)
Power Product & Other Businesses	10,199	(1,856)	10,561	(2,457)	362	(601)

Total	176,815	(18,666)	179,060	(23,124)	2,245	(4,458)

(b) Employees of the Parent Company

	FY2010 (reference)		FY2011		Change (reference)
Number of employees	26,121	(—)	25,673	(—)	-448	(—)
Average age	43.3		43.3		—
Average number of years employed by the Company	22.1		22.1		—

Note:	The number of employees of the Honda Group and the Company refers to full-time employees. The average number of temporary employees is shown in parentheses. The number of temporary employees of the parent company and increase or decrease in this number is omitted as the number is less than 10% of the number of full-time employees.

2. COMMON STOCK

(1) Total Number of Shares Issued	1,811,428,430 shares
(2) Number of Stockholders	213,476
(3) Principal Stockholders

Name	Number of Shares Held (thousands)	Percentage as against Total Shares Issued (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	136,341	7.6
The Master Trust Bank of Japan, Ltd. (Trust Account)	77,869	4.3
Moxley & Co.	74,903	4.2
JPMorgan Chase Bank 380055	66,214	3.7
Tokio Marine & Nichido Fire Insurance Co., Ltd.	56,361	3.1
Meiji Yasuda Life Insurance Company	51,199	2.8
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	36,686	2.0
Mitsui Sumitomo Insurance Co., Ltd.	35,039	1.9
Sompo Japan Insurance Inc.	34,766	1.9
Nippon Life Insurance Company	34,700	1.9

Notes:	1.	The number of shares described above disregards and rounds off figures of less than 1,000 shares.
	2.	Ownership percentages are calculated using the total number of shares issued minus treasury stock (9,126 thousand shares).
	3.	All stocks held by Japan Trustee Services Bank, Ltd. (Trust Account) and The Master Trust Bank of Japan, Ltd. (Trust Account) are owned in connection with the respective bank’s trust business.
	4.	Moxley & Co. is an official holder of stock of JPMorgan Chase Bank, which is a depositary institution for American Depositary Receipts (ADRs).
	5.	JPMorgan Chase Bank 380055 is engaged principally in providing custody services for stocks owned by U.S. and European institutional investors as well as acting as stock transfer agent.

3. STOCK WARRANTS

No relevant information

4. CORPORATE OFFICERS

(1) Directors and Corporate Auditors

Title	Name	Area of Responsibility or Principal Occupations
President and Representative Director	Takanobu Ito

Executive Vice President and Representative Director	Koichi Kondo	Compliance Officer Government & Industrial Affairs

Senior Managing Directors	Akio Hamada	Chief Operating Officer for Production Operations Risk Management Officer General Supervisor, Quality General Supervisor, Information Systems

	Tetsuo Iwamura	Chief Operating Officer for Regional Operations (North America) President and Director of Honda North America, Inc. President and Director of American Honda Motor Co., Inc.

	Tatsuhiro Oyama	Chief Operating Officer for Motorcycle Operations Chief Officer of Driving Safety Promotion Center

Managing Directors	Fumihiko Ike	Chief Operating Officer for Regional Operations (Asia & Oceania) President and Director of Asian Honda Motor Co., Ltd.

	Masaya Yamashita	Chief Operating Officer for Purchasing Operations

	Tomohiko Kawanabe	President and Director of Honda R&D Co., Ltd.

Directors	Kensaku Hogen

	Nobuo Kuroyanagi	Chairman of The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Director and Advisor	Takeo Fukui

Directors	Shigeru Takagi	President and Director of Honda Trading Corporation

	Hiroshi Kobayashi	Chief Operating Officer for Regional Sales Operations (Japan)

	Sho Minekawa	Chief Operating Officer for Regional Operations (Latin America)
President and Director of Honda South America Ltda.
President and Director of Moto Honda da Amazonia Ltda.
President and Director of Honda Automoveis do Brasil Ltda.

	Takuji Yamada	Chief Operating Officer for Power Product Operations

	Yoichi Hojo	Chief Operating Officer for Business Management Operations

	Tsuneo Tanai	Chief Operating Officer for Automobile Operations

	Masahiro Yoshida	Chief Operating Officer for Business Support Operations

	Seiji Kuraishi	Chief Operating Officer for Regional Operations (China)
President of Honda Motor (China) Investment Corporation, Limited

	Hiroyuki Yamada	Chief Operating Officer for Customer Service Operations

Corporate Auditors (Full-time)	Toru Onda

Hideki Okada

Corporate Auditors	Koukei Higuchi	Advisor of the Board of Tokio Marine & Nichido Fire Insurance Co., Ltd.

	Fumihiko Saito	Lawyer

	Yuji Matsuda	President and Director of Mitsubishi UFJ Trust Investment Technology Institute Co., Ltd.

Notes:	1.	Directors Kensaku Hogen and Nobuo Kuroyanagi are outside Directors in accordance with Article 2-15 of the Company Law.
	2.	Corporate Auditors Koukei Higuchi, Fumihiko Saito and Yuji Matsuda are outside Corporate Auditors in accordance with Article 2-16 of the Company Law.
	3.

The Directors who retired during the fiscal year under review are as follows:

Satoshi Aoki, on June 24, 2010

Atsuyoshi Hyogo, on June 24, 2010

Mikio Yoshimi, on June 24, 2010

Hiroshi Soda, on June 24, 2010

	4.

Corporate Auditor Hideki Okada has considerable operating experience regarding financial and accounting departments in the Company and its subsidiaries and has considerable knowledge regarding finance and accounting.

	5.

Information on other important positions held by Director Nobuo Kuroyanagi and Corporate Auditors Koukei Higuchi, Fumihiko Saito and Yuji Matsuda may be found in the section “(3) Outside Corporate Officers.”

	6.

The Company has introduced the Operating Officer System to strengthen operations in regions and local workplaces, and implement quick and appropriate decisions. The Operating Officers of the Company are as follows:

Title	Name	Area of Responsibility or Principal Occupations
Managing Officers	Suguru Kanazawa	Executive Vice President and Director of Honda Motor Europe Limited

President and Director of Honda of the U.K. Manufacturing Ltd.

	Hidenobu Iwata	President and Director of Honda of America Mfg., Inc.

	Manabu Nishimae	Chief Operating Officer for Regional Operations (Europe, the Middle & Near East and Africa)

	Koichi Fukuo	Quality, Certification & Regulation Compliance

Operating Officers	Masahiro Takedagawa	President and Director of Honda Canada Inc.

	Yoshiyuki Matsumoto	General Manager of Suzuka Factory of Production Operations

	Eiji Okawara	President and Director of Honda Engineering Co., Ltd.

	Ko Katayama	General Manager of Saitama Factory of Production Operations

	Takashi Nagai	President and Director of Honda Siel Cars India Limited
President and Director of Honda Motor India Private Ltd.

	Katsushi Watanabe	General Manager of Kumamoto Factory of Production Operations

	Toshiaki Mikoshiba	President and Director of Honda Motor RUS LLC

	Yoshi Yamane	Executive Vice President of Honda Motor (China) Investment Corporation, Limited

	Takashi Sekiguchi	Executive Vice President and Director of American Honda Motor Co., Inc.

	Takahiro Hachigo	General Manager of Automobile Purchasing Division 2 in Purchasing Operations

	Hiroshi Sasamoto	Manufacturing of Honda Canada Inc.

	Chitoshi Yokota	Automobile Products for Automobile Operations

	Michimasa Fujino	President and Director of Honda Aircraft Company, Inc.

(2) Remuneration of Directors and Corporate Auditors, Etc.

	Yen (millions)
Item	Directors		Corporate Auditors		Outside Directors and Corporate Auditors		Total
	Number of persons	Value of payments	Number of persons	Value of payments	Number of persons	Value of payments	Number of persons	Value of payments
Remuneration	18	643	2	84	5	53	25	781
Bonuses	18	326	2	30	5	16	25	372

Total		969		114		69		1,153

Notes:	1.	Remuneration is limited to ¥90 million per month for Directors and ¥18 million per month for Corporate Auditors.
	2.

“Remuneration” shown in the table above is the amount of remuneration that the Company paid to its Directors, Corporate Auditors as well as its Outside Directors and Corporate Auditors during the fiscal year under review. This amount includes remuneration paid to four directors who resigned as of the closing of the 86th Ordinary General Meeting of Shareholders that was held on June 24, 2010.

	3.	“Bonuses” shown in the table above is the amount of bonus that is scheduled to be paid subject to the condition that the “FIFTH ITEM: Payment of Bonus to Directors and Corporate Auditors for the 87th Fiscal Year” is approved in its original form at the 87th Ordinary General Meeting of Shareholders.

(3) Outside Corporate Officers

(a) Concurrent Posts as Outside Corporate Officers, Etc., of Other Companies

Post	Name	Concurrent Posts as Outside Directors, Etc.
Director	Nobuo Kuroyanagi

Chairman of The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Outside Director of Senshu Ikeda Holdings, Inc.

Outside Director of The Senshu Ikeda Bank, Ltd.

Outside Director of Isetan Mitsukoshi Holdings Ltd.

Outside Director of Mitsubishi Research Institute, Inc.

Outside Corporate Auditor of Mitsubishi Heavy Industries, Ltd.

Corporate Auditor	Koukei Higuchi	Outside Director of NIKON CORPORATION Outside Director of NOHMI BOSAI LTD. Outside Corporate Auditor of Japan Airport Terminal Co., Ltd.

Corporate Auditor	Fumihiko Saito	Outside Corporate Auditor of Full Speed Inc.

Corporate Auditor	Yuji Matsuda	President and Director of Mitsubishi UFJ Trust Investment Technology Institute Co., Ltd.

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU) is one of the Company’s principal shareholders. The Company has borrowings from and conducts various other transactions with BTMU. There are no capital transactions or other special interest relationships between the Company and the other companies listed.

(b) Principal Activities during the Fiscal Year under Review

Post	Name	Principal Activities during the Fiscal Year under Review
Director	Kensaku Hogen	Based on abundant experience and considerable knowledge regarding international diplomacy, he provides advice regarding the Company’s operations from an objective and highly sophisticated perspective. In addition, he attended all 12 meetings of the Board of Directors during the fiscal year under review and appropriately expressed necessary comments on resolutions under consideration.

Director	Nobuo Kuroyanagi	Based on abundant experience and considerable knowledge regarding corporate management, he provides advice regarding the Company’s operations from an objective and highly sophisticated perspective. In addition, he attended 10 of 12 meetings of the Board of Directors during the fiscal year under review and appropriately expressed necessary comments on resolutions under consideration.

Corporate Auditor	Koukei Higuchi	Based on abundant experience and considerable knowledge regarding corporate management, he conducts auditing activities from a broad and sophisticated perspective. In addition, he attended 10 of 12 meetings of the Board of Directors as well as 11 of 12 meetings of the Board of Auditors during the fiscal year under review and appropriately expressed necessary comments on resolutions under consideration.

Corporate Auditor	Fumihiko Saito	Based on abundant experience and considerable knowledge as a legal affairs specialist, he conducts auditing activities from a broad and sophisticated perspective. In addition, he attended all 12 meetings of the Board of Directors and all 12 of the meetings of the Board of Auditors during the fiscal year under review and appropriately expressed necessary comments on resolutions under consideration.

Corporate Auditor	Yuji Matsuda	Based on abundant experience and considerable knowledge regarding corporate management, he conducts auditing activities from a broad and sophisticated perspective. In addition, he attended all 12 meetings of the Board of Directors and all 12 of the meetings of the Board of Auditors during the fiscal year under review and appropriately expressed necessary comments on resolutions under consideration.

5. FINANCIAL AUDIT COMPANY

(1) Name of Financial Audit Company

KPMG AZSA LLC

(2) Financial Audit Company Remuneration, Etc., for the Fiscal Year under Review

(a)	Remuneration, etc.	¥439 million
(b)	Total profit on monetary and other assets to be paid by the Company and its subsidiaries	¥501 million

Notes:	1.

The audit contract between the Company and its financial audit company does not itemize remuneration for auditing work based on the Company Law of Japan, auditing work based on the Financial Instruments and Exchange Law of Japan and auditing work based on the Securities Exchange Law of the United States. Because of this and because it is impractical to itemize these categories of remuneration, the figure shown in line item (a) above is a total figure.

2.

In addition to the services specified in Article 2, Paragraph 1 of the Japanese Certified Public Accountants Law, the Company paid the independent accounting firm for advisory and other services related to the application of the International Financial Reporting Standards.

3.

Of the Company’s principal subsidiaries, Yachiyo Industry Co., Ltd., as well as overseas subsidiaries are audited by financial audit companies other than the financial audit company employed by the Company.

(3) Policy Regarding Dismissal or Non-Re-Employment of Financial Audit Company

In the case that the Company’s financial audit company was recognized to have committed a serious legal infraction, sharply lowered the quality of its audit services or otherwise shown grounds for determining it was inappropriate for employment as a financial audit company, the Company has the policy of, in accordance with procedures stipulated in the Company Law, dismissing its financial audit company or submitting resolutions proposing the financial audit company’s dismissal or non-re-employment to the general meeting of shareholders.

6. POLICY REGARDING DECISIONS FOR DISTRIBUTION OF DIVIDENDS, ETC.

The Company strives to carry out its operations worldwide from a global perspective and to increase its corporate value. With respect to the redistribution of profits to our shareholders, which we consider to be one of the most important management issues, the Company’s basic policy for dividends is to make distributions after taking into account its long-term consolidated earnings performance.

The Company will also acquire its own shares at the optimal timing with the goal of improving efficiency of the Company’s capital structure and implementing a flexible capital policy. The present goal is to maintain a shareholders return ratio (i.e., the ratio of the total of the dividend payment and the repurchase of the Company’s own shares to net income attributable to Honda Motor Co., Ltd.) of approximately 30%. Retained earnings will be allocated toward financing R&D activities that are essential for the future growth of the Company and capital expenditures and investment programs that will expand its operations for the purpose of improving business results and strengthening the Company’s financial condition.

The Company plans to distribute year-end cash dividends of ¥15 per share for the year ended March 31, 2011. As a result, total cash dividends for the year ended March 31, 2011, together with the first quarter cash dividends of ¥12, the second quarter cash dividends of ¥12 and the third quarter cash dividends of ¥15, are planned to be ¥54 per share, an increase of ¥16 per share from the annual dividends paid for the year ended March 31, 2010.

Also, please note that the year-end cash dividends for the year ended March 31, 2011 is a matter to be resolved at the general meeting of shareholders.

• Trends in Dividends (reference)

	Yen
	FY2008					FY2009					FY2010					FY2011
Classification	First quarter	Second quarter	Third quarter	Year- end	Total	First quarter	Second quarter	Third quarter	Year- end	Total	First quarter	Second quarter	Third quarter	Year- end	Total	First quarter	Second quarter	Third quarter	Year- end	Total
Dividends	20	22	22	22	86	22	22	11	8	63	8	8	10	12	38	12	12	15	15 (planned)	54 (planned)

Consolidated Balance Sheets

	Yen (millions)
As of March 31, 2010 and 2011	2010 (reference)	2011 (unaudited)
ASSETS
Current assets:
Cash and cash equivalents	¥1,119,902	¥1,279,024
Trade accounts and notes receivable	883,476	787,691
Finance subsidiaries–receivables, net	1,100,158	1,131,068
Inventories	935,629	899,813
Deferred income taxes	176,604	202,291
Other current assets	397,955	390,160

Total current assets	4,613,724	4,690,047

Finance subsidiaries–receivables, net	2,361,335	2,348,913

Investments and advances:
Investments in and advances to affiliates	457,834	440,026
Other, including marketable equity securities	184,847	199,906

Total investments and advances	642,681	639,932

Property on operating leases:
Vehicles	1,651,672	1,645,517
Less accumulated depreciation	343,525	287,885

Net property on operating leases	1,308,147	1,357,632

Property, plant and equipment, at cost:
Land	489,769	483,654
Buildings	1,509,821	1,473,067
Machinery and equipment	3,257,455	3,166,353
Construction in progress	143,862	202,186

	5,400,907	5,325,260
Less accumulated depreciation and amortization	3,314,244	3,385,904

Net property, plant and equipment	2,086,663	1,939,356

Other assets	616,565	594,994

Total assets	¥11,629,115	¥11,570,874

	Yen (millions)
	2010 (reference)	2011 (unaudited)
LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	¥1,066,344	¥1,094,740
Current portion of long-term debt	722,296	962,455
Trade payables:
Notes	24,704	25,216
Accounts	802,464	691,520
Accrued expenses	542,521	525,540
Income taxes payable	23,947	31,960
Other current liabilities	236,854	236,761

Total current liabilities	3,419,130	3,568,192

Long-term debt, excluding current portion	2,313,035	2,043,240
Other liabilities	1,440,520	1,376,530

Total liabilities	7,172,685	6,987,962

Equity:
Honda Motor Co., Ltd. stockholders’ equity:
Common stock	86,067	86,067
Capital surplus	172,529	172,529
Legal reserves	45,463	46,330
Retained earnings	5,304,473	5,666,539
Accumulated other comprehensive income (loss), net	(1,208,162)	(1,495,380)
Treasury stock	(71,730)	(26,110)

Total Honda Motor Co., Ltd. stockholders’ equity	4,328,640	4,449,975

Noncontrolling interests	127,790	132,937

Total equity	4,456,430	4,582,912

Commitments and contingent liabilities
Total liabilities and equity	¥11,629,115	¥11,570,874

Consolidated Statements of Income

	Yen (millions)
Years ended March 31, 2010 and 2011	2010 (reference)	2011 (unaudited)
Net sales and other operating revenue	¥8,579,174	¥8,936,867

Operating costs and expenses:
Cost of sales	6,414,721	6,496,841
Selling, general and administrative	1,337,324	1,382,660
Research and development	463,354	487,591

Total operating costs and expenses	8,215,399	8,367,092

Operating income	363,775	569,775

Other income (expenses):
Interest income	18,232	23,577
Interest expense	(12,552)	(8,474)
Other, net	(33,257)	45,670

Total other income (expenses)	(27,577)	60,773

Income before income taxes and equity in income of affiliates	336,198	630,548

Income tax expense:
Current	90,263	76,647
Deferred	56,606	130,180

Total income taxes	146,869	206,827

Income before equity in income of affiliates	189,329	423,721

Equity in income of affiliates	93,282	139,756

Net income	282,611	563,477
Less: Net income attributable to noncontrolling interests	14,211	29,389

Net income attributable to Honda Motor Co., Ltd.	¥268,400	¥534,088

	Yen
Basic net income attributable to Honda Motor Co., Ltd. per common share	¥147.91	¥295.67

Consolidated Statements of Stockholders’ Equity and Comprehensive Income

	Yen (millions)
	Common stock	Capital surplus	Legal reserves	Retained earnings	Accumulated other comprehensive income (loss), net	Treasury stock	Honda Motor Co., Ltd. stockholders’ equity	Non- controlling interests	Total equity
Balance at March 31, 2009	¥86,067	¥172,529	¥43,965	¥5,099,267	¥(1,322,828)	¥(71,712)	¥4,007,288	¥123,056	¥4,130,344

Transfer to legal reserves			1,498	(1,498)			—		—
Dividends paid to Honda Motor Co., Ltd. shareholders				(61,696)			(61,696)		(61,696)
Dividends paid to noncontrolling interests								(16,278)	(16,278)
Capital transactions and others								127	127
Comprehensive income (loss):
Net income attributable to Honda Motor Co., Ltd.				268,400			268,400	14,211	282,611
Other comprehensive income (loss), net of tax
Adjustments from foreign currency translation					91,097		91,097	5,750	96,847
Unrealized gains (losses) on marketable securities, net					23,107		23,107	111	23,218
Unrealized gains (losses) on derivative instruments, net					(324)		(324)		(324)
Pension and other postretirement benefits adjustments					786		786	813	1,599

Total comprehensive income							383,066	20,885	403,951

Purchase of treasury stock						(20)	(20)		(20)
Reissuance of treasury stock						2	2		2
Retirement of treasury stock									—

Balance at March 31, 2010	86,067	172,529	45,463	5,304,473	(1,208,162)	(71,730)	4,328,640	127,790	4,456,430

Cumulative effect of adjustments resulting from the adoption of new accounting standards on variable interest entities, net of tax				1,432			1,432		1,432
Adjusted balances at March 31, 2010	86,067	172,529	45,463	5,305,905	(1,208,162)	(71,730)	4,330,072	127,790	4,457,862

Transfer to legal reserves			867	(867)			—		—
Dividends paid to Honda Motor Co., Ltd. shareholders				(92,170)			(92,170)		(92,170)
Dividends paid to noncontrolling interests								(16,232)	(16,232)
Capital transactions and others								(946)	(946)
Comprehensive income (loss):
Net income attributable to Honda Motor Co., Ltd.				534,088			534,088	29,389	563,477
Other comprehensive income (loss), net of tax
Adjustments from foreign currency translation					(290,745)		(290,745)	(6,796)	(297,541)
Unrealized gains (losses) on marketable securities, net					575		575	(27)	548
Unrealized gains (losses) on derivative instruments, net					168		168		168
Pension and other postretirement benefits adjustments					2,784		2,784	(241)	2,543

Total comprehensive income							246,870	22,325	269,195

Purchase of treasury stock						(34,800)	(34,800)		(34,800)
Reissuance of treasury stock						3	3		3
Retirement of treasury stock				(80,417)		80,417	—		—

Balance at March 31, 2011	¥86,067	¥172,529	¥46,330	¥5,666,539	¥(1,495,380)	¥(26,110)	¥4,449,975	¥132,937	¥4,582,912

Consolidated Statements of Cash Flows (Reference)

	Yen (millions)
Years ended March 31, 2010 and 2011	2010	2011
Cash flows from operating activities:
Net income	¥282,611	¥563,477
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation excluding property on operating leases	401,743	351,496
Depreciation of property on operating leases	227,931	212,143
Deferred income taxes	56,606	130,180
Equity in income of affiliates	(93,282)	(139,756)
Dividends from affiliates	140,901	98,182
Gain on sales of investments in affiliates	—	(46,756)
Provision for credit and lease residual losses on finance subsidiaries–receivables	40,062	13,305
Impairment loss on investments in securities	603	2,133
Impairment loss on long-lived assets and goodwill excluding property on operating leases	548	16,833
Impairment loss on property on operating leases	3,312	835
Loss (gain) on derivative instruments, net	(37,753)	(7,788)
Decrease (increase) in assets:
Trade accounts and notes receivable	(6,910)	38,700
Inventories	352,994	(33,676)
Other current assets	103,071	266
Other assets	24,150	(40,729)
Increase (decrease) in liabilities:
Trade accounts and notes payable	151,345	(55,331)
Accrued expenses	(20,457)	39,103
Income taxes payable	(14,524)	9,461
Other current liabilities	5,662	32,209
Other liabilities	(30,146)	(83,115)
Other, net	(44,255)	(30,335)

Net cash provided by operating activities	1,544,212	1,070,837

Cash flows from investing activities:
Increase in investments and advances	(19,419)	(11,412)
Decrease in investments and advances	14,078	13,995
Payment for purchase of available-for-sale securities	(5,871)	(262)
Proceeds from sales of available-for-sale securities	4,945	2,739
Payment for purchase of held-to-maturity securities	(21,181)	(179,951)
Proceeds from redemption of held-to-maturity securities	6,283	154,977
Proceeds from sales of investments in affiliates	—	71,073
Capital expenditures	(392,062)	(318,543)
Proceeds from sales of property, plant and equipment	24,472	24,725
Acquisitions of finance subsidiaries–receivables	(1,448,146)	(2,208,480)
Collections of finance subsidiaries–receivables	1,595,235	2,109,904
Sales (purchases) of finance subsidiaries–receivables, net	(55,168)	—
Purchase of operating lease assets	(544,027)	(798,420)
Proceeds from sales of operating lease assets	245,110	408,265

Net cash used in investing activities	(595,751)	(731,390)

Cash flows from financing activities:
Increase (decrease) in short-term debt, net	(649,641)	113,669
Proceeds from long-term debt	1,132,222	799,520
Repayment of long-term debt	(963,833)	(870,406)
Dividends paid	(61,696)	(92,170)
Dividends paid to noncontrolling interests	(16,278)	(16,232)
Sales (purchases) of treasury stock, net	(18)	(34,797)

Net cash used in financing activities	(559,244)	(100,416)

Effect of exchange rate changes on cash and cash equivalents	40,316	(79,909)

Net change in cash and cash equivalents	429,533	159,122
Cash and cash equivalents at beginning of the year	690,369	1,119,902

Cash and cash equivalents at end of the period	¥1,119,902	¥1,279,024

The Notes to the Consolidated Statutory Report

Significant Accounting Policies:

1.	Consolidated subsidiaries

Number of consolidated subsidiaries: 383

Corporate names of principal consolidated subsidiaries:

American Honda Motor Co., Inc., Honda of America Mfg., Inc., Honda Canada Inc., Honda R&D Co., Ltd., American Honda Finance Corporation

2.	Affiliated companies

Number of affiliated companies: 91

Corporate names of major affiliated companies accounted for under the equity method:

Guangqi Honda Automobile Co., Ltd., Dongfeng Honda Automobile Co., Ltd., P.T. Astra Honda Motor

3.	Changes of consolidated subsidiaries and affiliated companies

Consolidated subsidiaries:

Newly formed consolidated subsidiaries: 20

Reduced through reorganization: 27

Affiliated companies:

Reduced through reorganization: 11; Hero Honda Motors Ltd.

4.	The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, since the Company has listed its American Depositary Shares on the New York Stock Exchange and files reports with the U.S. Securities and Exchange Commission.

5.	The average exchange rates for the fiscal year ended March 31, 2011 were ¥85.71=U.S.$1 and ¥113.11=Euro 1 as compared with ¥92.85=U.S.$1 and ¥131.15=Euro 1 for the same period last year.

6.	Honda’s common stock-to-ADS exchange ratio is one share of common stock to one ADS.

7.	Inventories are stated at the lower of cost, determined principally by the first-in, first-out method, or market.

8.	Honda classifies its debt and equity securities in the following categories: available-for-sale, trading, or held-to-maturity. Debt securities that are classified as “held-to-maturity” securities are reported at amortized cost. Debt and equity securities classified as “trading” securities are reported at fair value, with unrealized gains and losses included in earnings. Other marketable debt and equity securities are classified as “available-for-sale” securities and are reported at fair value, with unrealized gains or losses, net of deferred taxes included in accumulated other comprehensive income (loss) in the stockholders’ equity section of the consolidated balance sheets.

9.	Goodwill, all of which is allocated to Honda’s reporting units, is not amortized but instead is tested for impairment at least annually.

10.	Depreciation of property, plant and equipment is calculated principally by the declining-balance method based on estimated useful lives and salvage values of the respective assets.

11.	Honda applies hedge accounting for certain foreign currency forward contracts related to forecasted foreign currency transactions between the Company and its subsidiaries.

12.	The allowance for credit losses on finance subsidiaries–receivables is maintained at an amount management deems adequate to cover estimated losses on finance receivables. The allowance is based on management’s evaluation of many factors, including current economic trends, industry experience, inherent risks in the portfolio and the borrower’s ability to pay.

13.	Finance subsidiaries of the Company purchase insurance to cover a substantial amount of the estimated residual value of vehicles leased to customers. The allowance for losses on lease residual values is maintained at an amount management deems adequate to cover estimated losses on the uninsured portion of the vehicles’ lease residual values. The allowance is also based on management’s evaluation of many factors, including current economic conditions, industry experience and the finance subsidiaries’ historical experience with residual value losses.

14.	Provisions for retirement benefits are provided based on the fair value of both projected benefit obligations and plan assets at the end of the fiscal year to cover for employees’ retirement benefits. The Company recognizes its overfunded or underfunded status for the defined benefit postretirement plan as an asset or liability in its consolidated balance sheets and recognizes changes in the funded status in accumulated comprehensive income (loss), net of taxes. Prior service cost (benefit) is amortized by using the straight-line method and the estimated average remaining service years of employees. Actuarial loss is amortized if unrecognized net gain or loss exceeds ten percent of the greater of the projected benefit obligation or the market-related value of plan assets by using the straight-line method and the estimated average remaining service years of employees.

15.	Estimated warranty expenses are provided based on historical warranty claim experience with consideration given to the expected level of future warranty costs as well as current information on repair costs. Included in warranty expenses accruals are costs for general warranties on vehicles Honda sells and product recalls.

Significant Accounting Policy Change

1. Transfers of Financial Assets and Consolidation of Variable Interest Entities

Honda adopted Accounting Standards Update (ASU) 2009-16 “Accounting for Transfers of Financial Assets” and ASU2009-17 “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities”, effective April 1, 2010. These standards amend the FASB Accounting Standards Codification (ASC) 860 “Transfers and Servicing” and ASC 810 “Consolidation”. ASU 2009-16 removes the concept of a qualifying special purpose entity (QSPE) and removes the exception from applying consolidation accounting standards to QSPEs. ASU 2009-17 requires reporting entities to evaluate former QSPEs for consolidation, changes the approach to determining a variable interest entity’s primary beneficiary from a mainly quantitative assessment to an exclusively qualitative assessment designed to identify a controlling financial interest, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity.

Upon the adoption of these standards, former 10 QSPEs treated as legacy off-balance sheet in prior fiscal years were consolidated by the Company as of April 1, 2010. As a result, previously derecognized assets held by former QSPEs, including finance subsidiaries receivables of ¥282,353 million and their related secured debt of ¥274,329 million, were included in the Company’s consolidated balance sheet as of April 1, 2010. The assets and liabilities associated with former legacy off-balance sheet securitizations, including retained interests in securitizations and servicing assets were removed from the Company’s consolidated balance sheet from April 1, 2010. The cumulative effect adjustment upon the adoption of these standards increased the Company’s beginning retained earnings for the year ended March 31, 2011 by ¥1,432 million, net of tax effect.

2. Multiple—Deliverable Revenue Arrangements

Honda adopted Accounting Standards Update (ASU) 2009-13 “Multiple - Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force”, which amends the FASB Accounting Standards Codification (ASC) 605-25 “Revenue Recognition - Multiple-Element Arrangements”, effective April 1, 2010. This standard requires allocation of the overall consideration to each deliverable in an arrangement with multiple deliverables using the estimated selling price in the absence of vendor-specific objective evidence or third-party evidence of selling price for deliverables and eliminates the residual method of allocation. The adoption of this standard did not have a material impact on the Company’s consolidated financial position or results of operations.

Notes to Consolidated Balance Sheets:

1.	The allowance for assets are as follows:

	Yen (millions)
	Mar. 31, 2010	Mar. 31, 2011
The allowance for doubtful trade accounts and notes receivables	8,555	7,904
The allowance for credit losses for finance subsidiaries–receivables	34,927	24,890
The allowance for losses on lease residual values for finance subsidiaries–receivables	9,253	7,225
The allowance for inventory losses and obsolescence	25,569	21,748
The allowance for doubtful accounts for other assets	9,319	23,275

2.	Net book value of property, plant and equipment that were subject to specific collateral securing indebtedness and debt-related mortgages are as follows:

	Yen (millions)
	Mar. 31, 2010	Mar. 31, 2011
Mortgaged assets:
Trade accounts and notes receivable	8,655	13,808
Inventories	3,777	11,691
Other current assets	—	5,337
Property, plant and equipment	20,492	24,548
Finance subsidiaries–receivables	352,618	504,587

Mortgage-related debts:
Short-term debt	44,503	298,379
Long-term debt	326,851	232,577

Honda adopted Accounting Standards Update (ASU) 2009-16 “Accounting for Transfers of Financial Assets” and ASU 2009-17 “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities”, effective April 1, 2010. Upon the adoption of these standards, former 10 QSPEs treated as legacy off-balance sheet in prior fiscal years were consolidated by the Company as of April 1, 2010. As a result, the finance subsidiaries–receivables pledged as collateral and related secured debt obligations have increased in the Company’s consolidated financial statements.

3.	Honda has entered into various guarantee and indemnification agreements which are primarily for employee bank loans to cover their housing costs as follows: Yen (millions)

	Mar. 31, 2010	Mar. 31, 2011
Bank loans of employees for their housing costs	31,772	30,393

If an employee defaults on his/her loan payments, Honda is required to perform under the guarantee. The undiscounted maximum amount of Honda’s obligation to make future payments in the event of defaults is shown above. As of March 31, 2011, no amount has been accrued for any estimated losses under these obligations, as it is probable that the employees will be able to make all scheduled payments.

Notes to Consolidated Statements of Stockholders’ Equity:

	Mar. 31, 2010	Mar. 31, 2011
1. The number of shares outstanding	1,834,828,430	1,811,428,430

	Mar. 31, 2010	Mar. 31, 2011
2. The number of treasury shares	20,225,694	9,126,716

Based on the resolution of the Board of Directors, the Company acquired 12,295.5 thousand shares of its own shares and retired 23,400 thousand shares during the fiscal year ended March 31, 2011.

3. The total amount of dividends for the fiscal year ended March 31, 2011, was ¥92,170 million. The Company intends to distribute year-end cash dividends of ¥27,034 million to the stockholders of record on March 31, 2011.

Note on Financial Instruments:

Current Status of Financial Instruments

1.	Policy Regarding Financial Instruments

The policy of Honda is to support its business activities by maintaining sufficient capital resources, a sufficient level of liquidity and a sound balance sheet. In its cash management activities, the Company invests principally in highly safe, short-term financial instruments. Honda meets its operating capital requirements primarily through cash generated by operations, bank loans and the issuance of commercial paper. In addition, the Company’s finance subsidiaries fund those financial programs for customers and dealers primarily from corporate bonds, medium-term notes, commercial paper, securitization of finance receivables and intercompany loans.

2.	Risk Associated with Financial Instruments and Related Risk Management System

The Company reduces the credit risk arising from trade accounts and notes receivables and finance subsidiaries–receivables by requiring compliance with its internal credit management regulations. To minimize the foreign currency fluctuation risk of the foreign currency denominated receivables, the Company enters into foreign currency forward exchange contracts and foreign currency purchased option contracts. Regarding the lease receivables held by the Company’s finance subsidiaries, losses may be incurred when proceeds from the sale of the returned vehicles are less than the contractual residual value. The Company’s finance subsidiaries periodically review the estimated residual value of the leased vehicles to monitor the residual value risk.

Available-for-sale securities mainly consist of equity securities. Held-to-maturity securities mainly consist of government and agency debt securities. In order to manage the price fluctuation risk, the Company periodically estimates the fair value of these securities.

To manage the liquidity risk associated with short-term and long-term debt, the Company diversifies its sources of funds. To reduce the interest rate fluctuation risk, the Company enters into interest rate swap contracts. To minimize the foreign currency fluctuation risk of the foreign currency denominated payables, the Company enters into currency swap contracts.

The Company enters into derivative contracts within the actual demand of its business activities in accordance with the risk management policy. The derivative instruments contain an element of risk in the event the counterparties are unable to meet the terms of the agreement. However, Honda minimizes the risk exposure by limiting the counterparties to major international banks and financial institutions meeting established credit guidelines.

The Company applies hedge accounting for certain foreign currency forward exchange contracts related to forecasted foreign currency transactions between the Company and its subsidiaries.

Fair Value of Financial Instruments

The carrying amount, estimated fair value and difference of financial instruments at March 31, 2011 are as follows:

	Yen (millions)
	Carrying Amount	Estimate Fair Value	Difference
Finance subsidiaries–receivables	3,642,235	3,701,218	58,983
Available-for-sale securities	99,369	99,369	—
Held-to-maturity securities	40,725	40,649	(76)
Short-term and long-term debt	(4,100,435)	(4,159,300)	(58,865)
Derivative instruments	39,491	39,491	—

Note:	The carrying amount of finance subsidiaries–receivables at March 31, 2011 in the table excludes ¥333,979 million of direct financing leases, net, classified as finance subsidiaries–receivables in the consolidated balance sheets. The carrying amount of finance subsidiaries–receivables at March 31, 2011 in the table also includes ¥496,233 million of finance receivables classified as trade receivables and other assets in the consolidated balance sheets.

The methodologies used to estimate the fair value of financial instruments are as follows.

1.	Cash and cash equivalents, trade accounts and notes receivables and notes and accounts payables

The carrying amounts approximate fair values because of the short maturity of these instruments.

2.	Finance subsidiaries–receivables

The fair values of retail receivables and term loans to dealers are estimated by discounting future cash flows using the current rates for these instruments of similar remaining maturities. Given the short maturities of wholesale receivables, the carrying amount of those receivables approximates fair value. The fair values of the retained interests in securitizations are estimated by calculating the present value of the future cash flows using a discount rate commensurate with the risks involved.

3.	Marketable equity securities

The fair value of marketable equity securities is estimated using quoted market prices. The fair value of auction rate securities is estimated by discounting future cash flows considering liquidity risk and other factors.

4.	Held-to-maturity securities

The fair values of government bonds and U.S. government and agency debt securities were estimated by using quoted market prices. The carrying amount of certificates of deposit approximates fair value because of the short maturity of the instrument.

5.	Short-term debt and long-term debt

The fair values of bonds and notes are estimated based on the quoted market prices for the same or similar issues. The fair value of long-term loans is estimated by discounting future cash flows using rates currently available for loans of similar terms and remaining maturities. The carrying amounts of short-term bank loans and commercial paper approximate fair values because of the short maturity of these instruments.

6.	Derivative instruments

The Company holds foreign currency and interest rate derivative instruments. The fair values of foreign currency instruments are estimated based on foreign exchange rates, discount rates and implied volatility. The fair values of interest rate instruments are estimated by discounting future cash flows using LIBOR rates, swap rates and foreign exchange rates. The fair values of a limited number of interest rate swap agreements related to certain off-balance sheet securitizations are estimated using internally developed prepayment assumptions in order to forecast future notional amounts on these structured derivative contracts.

Non-marketable securities are excluded from the above table as it is not possible to estimate the future cash flow and it is deemed to be extremely difficult to measure the fair value. The carrying amount of non-marketable securities is ¥13,147 million at March 31, 2011.

Notes to Information about Per Common Share:

Honda Motor Co., Ltd. shareholders’ equity per common share and basic net income attributable to Honda Motor Co., Ltd. per common share are as follows: Yen

	Mar. 31, 2010	Mar. 31, 2011
Honda Motor Co., Ltd. shareholders’ equity per common share	2,385.45	2,469.05
Basic net income attributable to Honda Motor Co., Ltd. per common share	147.91	295.67

        Honda Motor Co., Ltd. shareholders’ equity per common share has been computed by dividing Honda Motor Co., Ltd. shareholders’ equity by the number of shares outstanding at the end of each period. The numbers of common shares, at the end of the years ended March 31, 2010 and 2011 were 1,814,602,736 and 1,802,301,714, respectively. Basic net income attributable to Honda Motor Co., Ltd. per common share has been computed by dividing net income attributable to Honda Motor Co., Ltd. by the weighted average number of shares outstanding during each period. The weighted average numbers of shares outstanding for the years ended March 31, 2010 and 2011 were 1,814,605,803 and 1,806,360,505, respectively. There were no potentially dilutive shares issued during the years ended March 31, 2010 or 2011.

Other

1.	Out-of-period adjustments

The overstatements of trade accounts and notes receivable, inventories, net sales and other operating revenue, and cost of sales in the previously issued consolidated financial statements, in relation to “inventory management trading” activities in which a domestic subsidiary of the Company has involved were found. The Company recorded the related cumulative loss, which amounted to ¥14,123 million, which was incurred in prior fiscal years, as selling, general and administrative expenses in the Company’s consolidated statements of income for the year ended March 31, 2011, not by retrospectively adjusting the prior year financial statements. As a result, operating income for the year ended March 31, 2011 decreased by ¥14,123 million. Honda believes that these out-of-period adjustments are immaterial to the Company’s consolidated financial statements or results of operations as of and for the year ended March 31, 2011 as well as prior periods.

Note:	“Inventory management trading” means transactions in which a domestic subsidiary of the Company temporarily purchases seafood products from seafood companies with the promise that they will buy back such products after a certain period, in order to bridge the gap between the purchasing period (the fishing season) and the sales period for seafood products.

2.	Dissolution of the joint venture

On March 22, 2011, Honda sold all of its investments in Hero Honda Motors Ltd. (HHML) with book value of ¥34,275 million, which represented 26.0% of HHML’s total outstanding shares, to its joint venture partner at ¥71,073 million for the dissolution of the joint venture. In addition, Honda and HHML have signed a new licensing agreement which enables HHML to continue producing, selling and servicing its current products. Consideration for the licensing agreement was ¥45,000 million, and becomes due through 2014.

Total consideration received less the interest portion, including the fair value attributable to the termination of certain obligations under the joint venture agreement, is allocated to each element using the relative selling price method in accordance with FASB ASC 605 “Revenue Recognition”. As a result, the Company recognized revenue of ¥32,015 million related to the licensing agreement in Net sales and other operating revenue and the gain on sale of the investments of ¥46,756 million in Other income (expense)—Other, net.

Transaction prices were determined through negotiation based on the estimate by management of Honda after considering economic rationality.

3.	Impact on the Company’s consolidated financial position or results of operations of the Great East Japan Earthquake occurred on March 11, 2011

On March 11, 2011, Japan experienced a large earthquake commonly referred to as the Great East Japan Earthquake, which caused damage to certain of property, plant and equipment and inventory, and temporary suspension of production of the Company’s plants and research and development activities of the Company and its domestic consolidated subsidiaries.

As a result, the Company and its domestic consolidated subsidiaries recognized ¥45,720 million in losses, of which ¥17,450 million is included in cost of sales and ¥28,270 million is included in “Selling, general and administrative” in the accompanying consolidated statement of income for the year ended March 31, 2011. The losses mainly consist of unallocated fixed production overhead of ¥15,062 million, which is included in cost of sales, and loss on damaged property, plant and equipment of ¥15,647 million, which is included in selling, general and administrative.

The Company and its domestic consolidated subsidiaries did not recognize the costs of future restoration activities expected to be incurred in the next fiscal year in the current year’s consolidated financial statements.

Regarding the Notes for the Previous Fiscal Year

The notes for the previous fiscal year contain additional information for reference.

¡ Segment Information (reference)

(a) Business Segment Information

For the year ended March 31, 2010

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	1,140,292	6,554,848	606,352	277,682	8,579,174	—	—	8,579,174
Intersegment	—	—	12,459	26,936	39,395	(39,395)	—	—
Total	1,140,292	6,554,848	618,811	304,618	8,618,569	(39,395)	—	8,579,174

Cost of sales, SG&A and R&D expenses	1,081,455	6,428,090	423,910	321,339	8,254,794	(39,395)	—	8,215,399
Segment income (loss)	58,837	126,758	194,901	(16,721)	363,775	—	—	363,775

Assets	1,025,665	5,044,247	5,541,788	281,966	11,893,666	(264,551)	—	11,629,115
Depreciation and amortization	48,683	337,787	230,453	12,751	629,674	—	—	629,674
Capital expenditures	38,332	284,586	546,342	23,748	893,008	—	—	893,008

For the year ended March 31, 2011

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	1,288,194	6,794,098	561,896	292,679	8,936,867	—	—	8,936,867
Intersegment	—	8,218	11,562	25,600	45,380	(45,380)	—	—
Total	1,288,194	6,802,316	573,458	318,279	8,982,247	(45,380)	—	8,936,867

Cost of sales, SG&A and R&D expenses	1,149,600	6,537,766	387,179	323,804	8,398,349	(45,380)	14,123	8,367,092
Segment income (loss)	138,594	264,550	186,279	(5,525)	583,898	—	(14,123)	569,775

Assets	933,671	4,883,029	5,572,152	290,730	11,679,582	(108,708)	—	11,570,874
Depreciation and amortization	40,324	296,364	213,805	13,146	563,639	—	—	563,639
Capital expenditures	37,084	273,502	800,491	13,963	1,125,040	—	—	1,125,040

Notes:

1.	Intersegment sales and revenues are generally made at values that approximate arm’s-length prices.

2.	Unallocated corporate assets, included in reconciling items, amounted to ¥338,135 million as of March 31, 2010 and ¥453,116 million as of March 31, 2011, respectively, which consist primarily of cash and cash equivalents, available-for-sale securities and held-to-maturity securities held by the Company. Reconciling items also include elimination of intersegment transactions.

3.	Depreciation and amortization of Financial Services Business include ¥227,931 million for the year ended March 31, 2010 and ¥212,143 million for the year ended March 31, 2011, respectively, of depreciation of property on operating leases.

4.	Capital expenditures of Financial Services Business include ¥544,027 million for the year ended March 31, 2010 and ¥798,420 million for the year ended March 31, 2011, respectively, of purchase of operating lease assets.

5.	For further information on other adjustments, refer to Other 1 “Out-of-period adjustments”. The amount of out-of-period adjustments is not used by management in deciding how to allocate resources and in assessing the Company’s operating performance. Therefore, the adjustments are not included in Power product and other businesses but as other adjustments for the year ended March 31, 2011.

(b) Geographic Segment Information

For the year ended March 31, 2010

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	1,864,513	3,752,417	769,857	1,320,047	872,340	8,579,174	—	—	8,579,174
Transfers between geographic areas	1,441,264	155,799	55,615	198,533	24,151	1,875,362	(1,875,362)	—	—

Total	3,305,777	3,908,216	825,472	1,518,580	896,491	10,454,536	(1,875,362)	—	8,579,174
Cost of sales, SG&A and R&D expenses	3,334,912	3,671,837	836,344	1,405,574	850,683	10,099,350	(1,883,951)	—	8,215,399
Operating income (loss)	(29,135)	236,379	(10,872)	113,006	45,808	355,186	8,589	—	363,775

Assets	2,947,764	6,319,896	591,423	1,050,727	619,345	11,529,155	99,960	—	11,629,115
Long-lived assets	1,113,386	1,861,596	107,262	240,704	162,198	3,485,146	—	—	3,485,146

For the year ended March 31, 2011

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	1,834,003	3,941,505	618,426	1,594,058	948,875	8,936,867	—	—	8,936,867
Transfers between geographic areas	1,777,204	206,392	80,872	247,109	33,208	2,344,785	(2,344,785)	—	—

Total	3,611,207	4,147,897	699,298	1,841,167	982,083	11,281,652	(2,344,785)	—	8,936,867
Cost of sales, SG&A and R&D expenses	3,545,089	3,846,975	709,501	1,690,530	912,534	10,704,629	(2,351,660)	14,123	8,367,092
Operating income (loss)	66,118	300,922	(10,203)	150,637	69,549	577,023	6,875	(14,123)	569,775
Assets	2,875,630	6,209,145	564,678	1,049,113	658,636	11,357,202	213,672	—	11,570,874
Long-lived assets	1,053,168	1,852,542	106,633	231,867	147,363	3,391,573	—	—	3,391,573

Notes:

1.	Major countries or regions in each geographic segment:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

2.	Sales and revenues between geographic areas are generally made at values that approximate arm’s-length prices.

3.	Unallocated corporate assets, included in reconciling items, amounted to ¥338,135 million as of March 31, 2010 and ¥453,116 million as of March 31, 2011, respectively, which consist primarily of cash and cash equivalents, available-for-sale securities and held-to-maturity securities held by the Company. Reconciling items also include elimination of transactions between geographic areas.

4.	For further information on other adjustments, refer to Other 1 “Out-of-period adjustments”. The adjustments are not included in Japan but as other adjustments for the year ended March 31, 2011.

Independent Auditors’ Report

Independent Auditors’ Report

The Board of Directors	May 10, 2011
Honda Motor Co., Ltd.

KPMG AZSA LLC
Takuji Kanai (Seal)	Designated and Engagement Partner, Certified Public Accountant
Kenji Tanaka (Seal)	Designated and Engagement Partner, Certified Public Accountant
Hideaki Koyama (Seal)	Designated and Engagement Partner, Certified Public Accountant

We have audited the consolidated statutory report, that is the consolidated balance sheet, the consolidated statement of income, the consolidated statement of stockholders’ equity and comprehensive income and the notes to the consolidated statutory report of Honda Motor Co., Ltd. for the year from April 1, 2010 to March 31, 2011 in accordance with Article 444 (4) of the Corporate Law. The consolidated statutory report is the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated statutory report based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require that we obtain reasonable assurance about whether the consolidated statutory report is free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the consolidated statutory report. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statutory report referred to above presents fairly, in all material respects, the consolidated financial position of Honda Motor Co., Ltd. and consolidated subsidiaries as of March 31, 2011 and the consolidated results of their operations for the year then ended, in conformity with the Article 3, Paragraph 1 of the Supplementary Provision of the Company Accounting Regulations (the Ministry of Justice Ordinance No. 46 of 2009) and the recognition and measurement criteria of accounting principles generally accepted in the United States of America (Refer to Note 4 of “Significant Accounting Policies” of the notes to the consolidated statutory report).

Additional information

As described in “Significant Changes in Accounting Policy” in the Notes to Consolidated Financial Statements, Honda adopted Accounting Standards Update (ASU) 2009-16 “Accounting for Transfers of Financial Assets”, and ASU 2009-17 “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities”, effective April 1, 2010.

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Audit Report of the Board of Corporate Auditors

Audit Report

Mr. Takanobu Ito

President and Representative Director of

Honda Motor Co., Ltd.

The Board of Corporate Auditors has prepared this Audit Report regarding the performance of duties by the Directors for the 87th fiscal year from April 1, 2010 to March 31, 2011, upon deliberation based on the audit reports prepared by each Corporate Auditor, and hereby reports as follows:

1. Auditing Methods Employed by the Corporate Auditors and the Board of Corporate Auditors and Details of Such Methods

The Board of Corporate Auditors established auditing policies, assignment of duties, etc., and received reports from each Corporate Auditor regarding their execution of audits and results thereof, and received reports from the Directors, etc. and the Accounting Auditor regarding performance of their duties, and sought explanations as necessary.

Each Corporate Auditor, in accordance with the auditing standards of Corporate Auditors established by the Board of Corporate Auditors, following the auditing policies, assignment of duties and other relevant matters, communicated with the Directors, the Audit Office and other employees, etc., made efforts to collect information and establish the environment for auditing, and participated in the meetings of the Board of Directors and other important meetings, received reports from the Directors and employees regarding performance of their duties, sought explanations as necessary, examined important documents on business decisions, etc., and surveyed the status of operations and assets at the head office and principal business offices. In addition, each Corporate Auditor monitored and verified the content of the resolution of the Board of Directors regarding the establishment of the system for ensuring that the performance of duties by the Directors conforms to the laws and regulations and Articles of Incorporation and other systems stipulated in Paragraphs 1 and 3 of Article 100 of the Enforcement Regulations of the Corporation Law as being necessary for ensuring appropriateness of the Company’s operations, and the status of the systems established based on such resolution (Internal Control Systems). With respect to subsidiaries, Corporate Auditors communicated and exchanged information with Directors and Corporate Auditors of subsidiaries, and received business reports from subsidiaries as necessary. Based on the above methods, Corporate Auditors examined the business report and the accompanying detailed statements for this fiscal year.

Furthermore, Corporate Auditors monitored and verified whether the Accounting Auditor maintained its independence and implemented appropriate audits, and received reports from the Accounting Auditor regarding the performance of its duties and sought explanations as necessary. In addition, Corporate Auditors received notice from the Accounting Auditor that “System for ensuring that duties are performed properly” (matters set forth in each item of Article 131 of the Company Accounting Regulations) is established in accordance with the “Quality Control Standards Regarding Audits” (Business Accounting Council, October 28, 2005), etc., and sought explanations as necessary. Based on the above methods, Corporate Auditors examined the unconsolidated financial statements (unconsolidated balance sheets, unconsolidated statements of operations, unconsolidated statements of stockholders’ equity and notes to the unconsolidated financial statements) and the supplementary schedules thereto, and the consolidated financial statements (consolidated balance sheet, consolidated statement of income, consolidated statements of stockholders’ equity and notes to consolidated financial statements) for this fiscal year.

2. Results of Audit

(1)	Results of Audit of Business Report, etc.

1.	The business report and the supplementary schedules thereto fairly represent the status of the Company in accordance with the applicable laws and regulations and Articles of Incorporation.

2.	No misconduct or material violation of laws, regulations or the Articles of Incorporation was found with regard to the performance of duties by the Directors.

3.	The content of the resolution of the Board of Directors regarding the Internal Control Systems is appropriate. In addition, no matter was found on which to remark in regard to the performance of duties by the Directors regarding the Internal Control Systems.

(2)	Results of Audit of unconsolidated financial statements and the supplementary schedules thereto.

The methods and results of the audit performed by the Accounting Auditor, KPMG AZSA LLC, are appropriate.

(3)	Results of Audit of consolidated financial statements.

The methods and results of the audit performed by the Accounting Auditor, KPMG AZSA LLC, are appropriate.

May 13, 2011

Board of Corporate Auditors

Honda Motor Co., Ltd.

Corporate Auditor (Full-time) Corporate Auditor (Full-time) Corporate Auditor (Outside) Corporate Auditor (Outside) Corporate Auditor (Outside)	Toru Onda (Seal) Hideki Okada (Seal) Koukei Higuchi (Seal) Fumihiko Saito (Seal) Yuji Matsuda (Seal)

— Shareholders

	FY2008 Year-End (As of March 31, 2009)		FY2009 Year-End (As of March 31, 2010)		FY2010 Year-End (As of March 31, 2011)
Categories	Thousand shares	Number of shareholders	Thousand shares	Number of shareholders	Thousand shares	Number of shareholders
Individuals	188,845	224,632	180,939	216,851	176,239	210,526
National and Local Public Entities	46	2	49	1	—	—
Financial Institutions	823,702	333	792,547	294	784,292	270
Securities Companies	15,020	56	23,861	73	29,106	72
Other Domestic Corporations	183,844	1,803	180,943	1,625	179,845	1,573
Foreigners	603,149	1,051	636,260	1,021	632,818	1,034
Treasury Stock	20,219	1	20,225	1	9,126	1

Total	1,834,828	227,878	1,834,828	219,866	1,811,428	213,476

Note:	The numbers of shares above disregard and round off amounts of less than one thousand.

Honda Motor Co., Ltd.